WEST POINTE BANCORP, Inc.

2001 ANNUAL REPORT



Gateway to West Pointe





WEST POINTE - BELLEVILLE - EAST



WEST POINTE - SWANSEA



WEST POINTE - BELLEVILLE



WEST POINTE - COLUMBIA



WEST POINTE - DUPO

West Pointe's Finest!
and...Southern Illinois' Best!

WEST POINTE BANCORP, INC.

Table of Contents

Common Stock and Related Matters

There is no established public trading market for West Pointe Bancorp, Inc.'s ("West Pointe") common stock. Accordingly, there is no comprehensive record of trades or the prices of any such trades. The following table reflects sales prices for West Pointe's common stock to the extent such information is available to management of West Pointe, and the dividends declared with respect thereto during the past three years.

	High	Low	Cash Dividends
2001			
First Quarter	$27.50	$27.50	$.09
Second Quarter	27.50	27.50	.09
Third Quarter	30.25	27.50	.09
Fourth Quarter	31.00	30.25	.09
2000			
First Quarter	$27.00	$27.00	$.09
Second Quarter	27.00	27.00	.09
Third Quarter	27.00	27.00	.09
Fourth Quarter	27.50	27.50	.09
1999			
First Quarter	$22.00	$22.00	$.08
Second Quarter	27.00	23.50	.08
Third Quarter	27.00	27.00	.09
Fourth Quarter	27.00	27.00	.09

During the second quarter of 2001, West Pointe's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. The stock dividend was distributed on July 2, 2001 to shareholders of record as of June 14, 2001. Common stock prices and cash dividends paid, as set forth in the above table, have been adjusted to reflect that transaction on a retroactive basis.

The stockholders of West Pointe's common stock are entitled to dividends when, as and if declared by the Board of Directors, subject to the restrictions imposed by law. The Federal Reserve Board ("FRB") generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not initiate or continue cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. A bank holding company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its banks in circumstances when it might not do so in the absence of such policy. There are no contractual restrictions that currently limit West Pointe's ability to pay dividends or that West Pointe reasonably believes are likely to limit materially the future payment of dividends on West Pointe's common stock.

As of March 7, 2002, West Pointe had 612 registered stockholders of record for its common stock.

EXECUTIVE OFFICERS



Seated, Left to Right:
Harry E. Cruncleton, Chairman of the Board, Terry W. Schaefer, President and Chief Executive Officer

Standing:
Bruce A. Bone, Executive Vice President and Chief Financial Officer

Message To Our Shareholders

To Our Shareholders,

We are pleased to present the financial results for 2001. Our efforts to enhance shareholder value in financial terms as well as widening the spectrum of products and services were achieved during the year. Following your review of the Report, we believe you will agree that 2001 was our most successful year to date, not only in terms of financial achievements, but also in promoting the Company's image as a premier community banking organization within southern Illinois and the St. Louis metropolitan area.

During 2001, we focused our attention on improving performance levels to enhance shareholder value. We were successful in achieving our goals for the year and will continue to develop and implement measures to further enhance net income. Efforts by our experienced and professional senior management team, assisted by a loyal and dedicated support staff were instrumental in our accomplishments for 2001. Improvement in future performance levels will require a concerted effort by our entire staff. While we have often said that our Company's highest priorities must be achieving financial results and improving shareholder value, we are keenly aware that our people determine the ultimate results of our organization. This commitment translates to building an organization that supports all its stakeholders: shareholders, employees, customers, business associates and communities served.

At the 2001 Annual Meeting of Shareholders, approval was obtained to increase the number of authorized shares of common stock from one million to ten million shares. On July 2, 2001, a two-for-one stock split, effected in the form of a 100% stock dividend, was distributed to shareholders of record as of June 14, 2001. Accordingly, all common stock prices and cash dividends paid, as reflected in this report, have been adjusted to reflect that transaction on a retroactive basis. In addition, during the third quarter of 2001, we adopted a Dividend Reinvestment Plan, which provides holders of our common stock with a convenient method of purchasing additional shares of common stock without fees of any kind by reinvesting Company dividends. Participants in the plan also have the option to purchase additional shares of our common stock with cash, subject to certain limitations. We are pleased with the present level of shareholder interest in the plan.

Our largest challenge throughout 2001 was that of managing our net interest margin, the difference between the rates earned on earning assets and the rates paid on interest bearing liabilities, in particular, interest bearing deposits. With eleven rate reductions by the Federal Reserve Bank during 2001, this challenge became enormous. Considering that rates in 2001 reached extremely low levels, we have made every effort to competitively price rates offered to our customers, in an equitable manner, while managing and increasing the net interest margin.

During 2001, through an agreement with Raymond James Financial Services, Inc., member NASD and SIPC, our brokerage and insurance function exceeded expectations as the products available through this arrangement were readily accepted by our customers. The brokerage and insurance function became part of our expanded Investment Services Department, formerly known as our Trust Department. In order to meet growth needs, the Investment Services Department was moved to the second level of our East Belleville banking location. This move provided for the addition of experienced trust personnel, allowing us to enhance services offered.

The review of 2001 requires recognition of the horrific terrorist act on our Nation on September 11, 2001. It is with heartfelt grief and remembrance that we acknowledge the heroic efforts made and the many sacrifices which have resulted. Our great Nation will prevail, as United We Stand.

On behalf of the Board of Directors of West Pointe Bancorp, Inc. and the management and employees of West Pointe Bank And Trust Company, we extend our sincere appreciation to you, our shareholders, for your loyal and continued support. We hope you are pleased with the results of 2001 as we look forward to continued growth and an exciting, profitable 2002.

With kindest personal regards,

Chairman of the Board

President and Chief Executive Officer

Selected Consolidated Financial Information

The following Selected Consolidated Financial Information for West Pointe Bancorp, Inc. should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations, provided herein.

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,				
	2001	2000	1999	1998	1997
SUMMARY OF OPERATIONS					
Interest and fee income	**$ 24,030,281**	$ 23,545,625	$ 19,219,917	$ 15,641,934	$ 11,618,831
Interest expense	**13,643,178**	14,815,435	10,876,712	8,796,864	6,025,607
Net interest income	**10,387,103**	8,730,190	8,343,205	6,845,070	5,593,224
Provision for loan losses	**630,000**	1,321,000	1,017,870	646,623	509,277
Net interest income after provision for loan losses	**9,757,103**	7,409,190	7,325,335	6,198,447	5,083,947
Noninterest income	**3,681,537**	2,382,176	2,057,513	1,786,052	1,324,741
Noninterest expense	**9,822,244**	8,362,719	6,939,073	5,802,368	4,763,979
Net income	**2,709,296**	1,530,447	2,089,675	1,692,481	1,142,209
PER SHARE DATA					
Earnings:					
Basic	**$ 2.76**	$ 1.56	$ 2.25	$ 1.91	$ 1.57
Diluted	**2.73**	1.55	2.23	1.91	1.57
Dividends declared	**.36**	.34	.33	.30	.28
Book value	**$ 23.78**	$ 20.75	$ 17.22	$ 17.74	$ 15.73
Weighted average shares outstanding:					
Basic	**980,513**	979,880	929,223	884,824	727,238
Diluted	**992,183**	987,282	935,221	885,362	727,238
SELECTED ACTUAL YEAR END BALANCES					
Total assets	**$366,713,993**	$341,055,543	$311,754,405	$250,582,295	$184,674,966
Loans	**200,403,739**	189,424,671	174,192,437	140,582,015	118,456,941
Allowance for loan losses	**2,224,352**	1,769,693	1,687,021	1,342,000	976,000
Investment securities	**128,728,724**	118,868,615	108,625,911	83,526,358	45,100,551
Deposits	**322,100,723**	301,779,121	279,142,315	223,287,096	167,886,817
Borrowings	**18,724,629**	16,495,816	13,775,700	9,959,702	1,715,869
Stockholders' equity	**23,387,722**	20,460,278	16,980,222	15,707,510	13,826,704
SELECTED AVERAGE BALANCES					
Assets	**$355,436,082**	$327,686,423	$278,358,989	$214,117,251	$152,850,749
Deposits	**312,201,804**	290,657,993	247,584,963	191,165,856	139,952,709
Stockholders' equity	**22,460,275**	18,022,919	16,504,164	14,673,436	10,259,939
FINANCIAL RATIOS					
Return on average assets	**.76%**	.47%	.75%	.79%	.75%
Return on average equity	**12.06**	8.49	12.66	11.53	11.13
Average equity to average assets	**6.32**	5.50	5.93	6.85	6.71
Dividend payout ratio	**13.04**	21.79	14.67	15.71	17.83

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The primary business of West Pointe Bancorp, Inc. and its sole subsidiary ("West Pointe" or the "Company") consists of providing a diversified range of financial services in the communities in which it operates including consumer and commercial lending, retail banking and other ancillary financial services traditionally offered by full-service financial institutions. Additional services offered include mortgage origination and servicing, investment management and trust services, the issuance of debit cards, full-service brokerage and the sale of annuities.

The following provides a narrative discussion and analysis of the major trends affecting West Pointe's results of operations, financial condition, asset quality, and capital resources and asset/liability management during the three-year period ended December 31, 2001. This discussion should be read in conjunction with the Consolidated Financial Statements of West Pointe and the accompanying Notes to Consolidated Financial Statements, which are included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis of financial condition and results of operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of West Pointe. These forward-looking statements are not based on historical information, but rather are based on assumptions and describe future plans, strategies, projections and expectations of West Pointe and are generally identified by use of the terms "believe", "expect", "intend", "anticipate", "estimate", "project", or similar words. West Pointe's ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on West Pointe's operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in West Pointe's market areas and accounting principles and guidelines. All of these uncertainties, as well as others, are present in a banking operation and stockholders are cautioned that management's view of the future on which it prices its products, evaluates collateral, sets loan reserves and estimates costs of operation and regulation may prove to be other than as anticipated. West Pointe assumes no obligation to update any forward-looking statements that are made from time to time.

FINANCIAL OVERVIEW

Net income for the year ended December 31, 2001, was $2,709,296 compared with $1,530,447 for the year ended December 31, 2000, and $2,089,675 for the year ended December 31, 1999, representing a 77.0% increase in net income for 2001 as compared to 2000 and a 26.8% decrease for 2000 compared to 1999. Return on average assets was .76% for the year ended December 31, 2001, .47% for the year ended December 31, 2000 and .75% for the year ended December 31, 1999. Return on average equity was 12.06% for the year ended December 31, 2001, 8.49% for the year ended December 31, 2000 and 12.66% for the year ended December 31, 1999. Basic net income per share for the year ended December 31, 2001 increased to $2.76 per share from $1.56 for the year ended December 31, 2000 and $2.25 for the year ended December 31, 1999. Diluted net income per share for the year ended December 31, 2001 increased to $2.73 per share from $1.55 for the year ended December 31, 2000 and $2.23 for the year ended December 31, 1999.

The increase in net income for the year ended December 31, 2001 compared to the year ended December 31, 2000 was primarily the result of increases in net interest income and noninterest income, coupled with a significant reduction in the provision for loan losses. These items were partially offset by increases in noninterest expenses and income tax expense. During 2001, management of West Pointe resolved to increase the Company's net interest margin and increase sources of noninterest income. Among others, West Pointe achieved both of these objectives. The decrease in net income for the year ended December 31, 2000 compared to the year ended December 31, 1999 was primarily attributable to an increased provision for loan losses, coupled with additional expenses associated with the opening of two new banking locations, one in November 1999 and the other in June 2000. These items were partially offset by increases in noninterest income and reduced income tax expense. The increased provision for loan losses recorded during the year ended December 31, 2000 resulted from management's assessment of the loan portfolio and in particular to cover $864,000 of charge-offs associated with loans to two commercial borrowers. The loans to these commercial borrowers were made during the normal course of business.

Total assets at December 31, 2001 increased to $366,713,993 compared with $341,055,543 at December 31, 2000 primarily from internal growth in the volume of interest bearing due from bank balances, loans and investment securities. These increases were funded by an increase in deposits, as well as an increase in securities sold under agreements to repurchase.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix and maturity of earning assets and interest bearing liabilities; interest rate fluctuations; and asset quality. Net interest income as presented below is on a "tax-equivalent" basis, which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory rate, currently 34% for West Pointe.

Net interest income for the year ended December 31, 2001, was $10,812,931 compared to $9,202,174 for the year ended December 31, 2000, an increase of 17.5%. Net interest income for the year ended December 31, 1999, was $8,872,059. In 1999, interest rates remained relatively level until the middle of the year, when rates began to increase. In 2000, the Federal Reserve continued increasing the federal funds rate from 5.50% at the end of 1999 to 6.50% at the end of 2000. In 2001, the Federal Reserve began reducing the federal funds rate and continued those reductions throughout the year, ending the year with a federal funds rate of 1.75%. The rapidly declining rate environment in 2001 and the fact that West Pointe was liability sensitive (within a one year period of time, the interest rates paid for liabilities were repricing faster than interest rates earned on earning assets) contributed to the increase in net interest income for the year ended December 31, 2001 compared to the year ended December 31, 2000. This allowed for a widening of the interest rate spread and an increase in net interest margin for the year ended December 31, 2001 compared to the year ended December 31, 2000.

During the year ended December 31, 2001, the average balance of interest earning assets increased $22,548,389 compared with the year ended December 31, 2000, resulting in an increase in tax-equivalent interest income of $1,516,806. These increases were principally attributable to increases in the volume of loans and interest bearing due from bank balances. Changes in yields on interest earning assets decreased tax-equivalent interest income by $1,078,306. The yield on the loan portfolio decreased 48 basis points for the year ended December 31, 2001 compared to the year ended December 31, 2000 due to decreases in the prime lending rate. While certain loans in the commercial and real estate loan portfolios reprice upward or downward as the prime rate changes, the timing of this repricing does not always occur simultaneously with the prime rate change. Loans that reprice with changes in the prime rate generally reprice to the same extent. The yield on taxable securities decreased 21 basis points while the yield on tax-exempt securities increased 22 basis points during the year ended December 31, 2001, compared to the year ended December 31, 2000. The yield on taxable securities decreased as certain holdings were called for redemption or were sold. Although the overall interest rate environment declined throughout 2001, West Pointe management analyzed potential interest rate risk in the investment portfolio that could occur in a rising rate environment. This potential interest rate risk could result in a net unrealized loss in the portfolio that exceeds West Pointe's acceptable level. In an effort to limit this potential interest rate risk exposure, management elected to sell certain taxable securities. Proceeds from these securities were generally invested in taxable securities at lower rates associated with the interest rate environment that existed at the time. The yield on tax-exempt securities increased as certain lower yielding holdings matured.

The increase in the average balance of interest earning assets of $43,817,105 during the year ended December 31, 2000 compared with the year ended December 31, 1999, resulted in an increase in tax-equivalent interest income of $3,476,174. These increases were principally attributable to increases in the volume of loans and investment securities. Changes in yields on interest earning assets during the year ended December 31, 2000 compared to the year ended December 31, 1999 increased tax-equivalent interest income by $792,664. The yield on the loan portfolio increased 37 basis points during the year ended December 31, 2000, compared to the year ended December 31, 1999 due to increases in the prime lending rate. The yield on taxable securities increased 27 basis points while the yield on tax-exempt securities decreased 14 basis points during the year ended December 31, 2000, compared to the year ended December 31, 1999. The reduced yield on tax-exempt securities occurred as certain holdings matured. Proceeds from these securities, along with other purchases, were generally invested in taxable securities yielding higher rates associated with the interest rate environment that existed at the time.

The average balance of interest bearing liabilities increased $18,984,042 from the year ended December 31, 2000 to the year ended December 31, 2001. This increase included an increase of $17,700,308 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of savings and money market deposits, as well as time deposits. The increase in the average balance of savings and money market deposits was due, in part, to the daily transfer of certain account balances from interest bearing demand deposits to savings deposits, which is discussed further under "*Deposits.*" The increase in the average balance of time deposits resulted primarily from normal growth. The increase in the average balance of interest bearing liabilities from the year ended December 31, 2000 to the year ended December 31, 2001 also includes an increase of $1,502,313 in average short-term borrowings. The increase in average short-term borrowings is discussed under "*Borrowings.*" The increase in the average balance of interest bearing liabilities for the year ended December 31, 2001, compared to the year ended December 31, 2000, resulted in an increase in interest expense of $769,698. The average rate paid on total interest bearing liabilities decreased 73 basis points for the year ended December 31, 2001, compared to the year ended December 31, 2000. This decrease resulted in a decrease in interest expense of $1,941,955.

The average balance of interest bearing liabilities increased $45,872,524 from the year ended December 31, 1999 to the year ended December 31, 2000. This increase included an increase of $41,632,619 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of interest bearing demand and time deposits. The increase in the average balance of interest bearing demand deposits was primarily attributable to one new account relationship, which is discussed further under "*Deposits.*" The increase in the average balance of time deposits resulted primarily from promotional activities relating to West Pointe's new banking locations. The increase in the average balance of interest bearing liabilities from the year ended December 31, 1999 to the year ended December 31, 2000 also includes an increase of $4,117,216 in average short-term borrowings. The increase in average short-term borrowings is discussed under "*Borrowings.*" The increase in the average balance of interest bearing liabilities for the year ended December 31, 2000, compared to the year ended December 31, 1999, resulted in an increase in interest expense of $2,159,806. The average rate paid on total interest bearing liabilities increased 65 basis points for the year ended December 31, 2000, compared to the year ended December 31, 1999. This increase resulted in an increase in interest expense of $1,778,917.

During 2001, West Pointe's net interest margin was 3.29% compared with 3.01% and 3.38% in 2000 and 1999, respectively. Interest rate trends had a significant impact on West Pointe's yields and costs during the period from 1999 through 2001. The increase in the net interest margin for the year ended December 31, 2001 compared to the year ended December 31, 2000 occurred as the decrease in average rates paid on interest bearing liabilities exceeded the decrease in yields on interest earning assets. The decrease in the net interest margin for the year ended December 31, 2000 compared to the year ended December 31, 1999 occurred as the increase in average rates paid on interest bearing liabilities exceeded the increase in yields on interest earnings assets. In addition to the interest rate environment, competitive pricing for both loans and deposits continues to directly affect the net interest margin.

The following table sets forth West Pointe's average balance sheets for the last three years, the interest income and expense associated with such categories of interest earning assets and interest bearing liabilities, and the average yields and rates on such categories.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY AND INTEREST RATE INFORMATION

	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest earning assets:									
Interest bearing due from banks	$ 11,753,330	$ 422,254	3.59%	$ 452,203	$ 26,552	5.87%	$ 1,739,598	$ 85,270	4.90%
Loans(1)	197,897,220	16,692,988	8.44	183,667,278	16,381,016	8.92	157,019,458	13,430,674	8.55
Taxable securities(3)	88,587,493	5,538,674	6.25	82,281,707	5,313,452	6.46	62,297,528	3,856,155	6.19
Non-taxable securities(2)(3)	29,186,073	1,747,098	5.99	35,160,554	2,027,414	5.77	35,970,393	2,124,057	5.91
Federal funds sold	1,181,917	55,095	4.66	4,495,902	269,175	5.99	5,213,562	252,615	4.85
Total interest earning assets	328,606,033	24,456,109	7.44	306,057,644	24,017,609	7.85	262,240,539	19,748,771	7.53
Noninterest earning assets:									
Cash and due from banks	8,437,289			8,998,978			7,983,101		
Bank premises and equipment	11,989,177			11,191,390			7,117,697		
Other assets	8,418,841			3,247,522			2,504,162		
Allowance for loan losses	(2,015,258)			(1,809,111)			(1,486,510)		
Total Assets	$355,436,082			$327,686,423			$278,358,989		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 33,540,792	$ 818,209	2.44%	$ 39,940,625	$ 1,499,024	3.75%	$ 24,247,574	$ 576,521	2.38%
Savings and money market deposits	78,825,862	2,313,011	2.93	57,862,813	2,398,492	4.15	55,278,355	1,967,897	3.56
Time deposits	169,180,742	9,680,977	5.72	166,043,650	9,950,261	5.99	142,688,540	7,744,850	5.43
Short-term borrowings	13,106,296	545,559	4.16	11,603,983	664,412	5.73	7,486,767	332,823	4.45
Federal Home Loan Bank advances	5,000,000	285,422	5.71	5,218,579	303,246	5.81	5,095,890	254,621	5.00
Total interest bearing liabilities	299,653,692	13,643,178	4.55	280,669,650	14,815,435	5.28	234,797,126	10,876,712	4.63
Noninterest bearing liabilities:									
Demand deposits	30,654,408			26,810,905			25,370,494		
Other liabilities	2,667,707			2,182,949			1,687,205		
Total Liabilities	332,975,807			309,663,504			261,854,825		
Stockholders' equity	22,460,275			18,022,919			16,504,164		
Total Liabilities and Stockholders' Equity	$355,436,082			$327,686,423			$278,358,989		
Net interest income		$10,812,931			$ 9,202,174			$ 8,872,059	
Interest rate spread			2.89%			2.57%			2.90%
Net interest margin			3.29%			3.01%			3.38%

(1) For purposes of these computations, nonaccrual loans are included in the daily average loan amounts outstanding; interest on nonaccrual loans is recorded when received.

(2) Information presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment amounted to $425,828, $471,984 and $528,854 for 2001, 2000 and 1999, respectively.

(3) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.

The following table sets forth the volume and rate variances that affected net interest income.

	2001 Compared With 2000 Increase (Decrease) Due to(1)			2000 Compared With 1999 Increase (Decrease) Due to(1)		
	Volume	**Rate**	**Net**	Volume	Rate	Net
Interest earned on:						
Interest bearing due from banks	**$ 411,159**	**$ (15,457)**	**$ 395,702**	$ (72,965)	$ 14,247	$ (58,718)
Loans	**1,224,627**	**(912,655)**	**311,972**	2,351,174	599,168	2,950,342
Taxable securities	**400,816**	**(175,594)**	**225,222**	1,282,845	174,452	1,457,297
Non-taxable securities(2)	**(355,340)**	**75,024**	**(280,316)**	(47,088)	(49,555)	(96,643)
Federal funds sold	**(164,456)**	**(49,624)**	**(214,080)**	(37,792)	54,352	16,560
Total interest earning assets	**1,516,806**	**(1,078,306)**	**438,500**	3,476,174	792,664	4,268,838
Interest paid on:						
Interest bearing demand deposits	**(214,450)**	**(466,365)**	**(680,815)**	488,407	434,096	922,503
Savings and money market deposits	**732,729**	**(818,210)**	**(85,481)**	94,745	335,850	430,595
Time deposits	**185,249**	**(454,533)**	**(269,284)**	1,352,468	852,943	2,205,411
Short-term borrowings	**78,802**	**(197,655)**	**(118,853)**	217,894	113,695	331,589
Federal Home Loan Bank advances	**(12,632)**	**(5,192)**	**(17,824)**	6,292	42,333	48,625
Total interest bearing liabilities	**769,698**	**(1,941,955)**	**(1,172,257)**	2,159,806	1,778,917	3,938,723
Net interest income	**$ 747,108**	**$ 863,649**	**$ 1,610,757**	$1,316,368	$ (986,253)	$ 330,115

(1) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment relating to the change in interest income was a decrease of $46,156 for 2001 compared with 2000 and a decrease of $56,870 for 2000 compared with 1999.

Provision for Loan Losses

The provision for loan losses represents management's judgment of the cost associated with credit risk inherent in the loan portfolio. Factors which influenced management's determination of the provision for loan losses include, among other things, size and quality of the loan portfolio measured against prevailing economic conditions, regulatory guidelines, and historical loan loss experience. The provision for loan losses charged to expense in the year ended December 31, 2001 decreased to $630,000 compared with $1,321,000 and $1,017,870 in the years ended December 31, 2000 and 1999, respectively. The decrease in the provision for loan losses in the year ended December 31, 2001 compared to the year ended December 31, 2000 was primarily attributable to overall improvement in the quality of the loan portfolio. Overall growth in the loan portfolio also impacted the level of the provision for loan losses recorded during the year ended December 31, 2001. The increase in the provision for loan losses recorded in the year ended December 31, 2000 compared to the year ended December 31, 1999 resulted from management's assessment of the loan portfolio and in particular to cover $864,000 of charge-offs associated with loans to two commercial borrowers and from overall growth in the loan portfolio. Activity in the allowance for loan losses and nonperforming loan data are discussed under "ASSET QUALITY."

Noninterest Income

Excluding net securities gains, noninterest income for the year ended December 31, 2001 was $3,291,068 compared with $2,349,725 and $2,031,135 in the years ended December 31, 2000 and

1999, respectively. Total noninterest income as a percentage of average assets was 1.04%, .73% and .74% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table sets forth information pertaining to the major components of noninterest income.

	Year Ended December 31,		
	2001	2000	1999
Service charges on deposits	**$1,289,456**	$ 997,942	$ 821,725
Mortgage banking	**307,912**	207,346	411,953
Trust fees	**552,241**	395,279	309,718
Credit card income	**330,605**	274,543	223,645
Increase in cash surrender value of life insurance	**304,882**	149,923	70,718
Gain on sale of investment securities, net	**390,469**	32,451	26,378
Other	**505,972**	324,692	193,376
Total noninterest income	**$3,681,537**	$2,382,176	$2,057,513

The largest component of noninterest income, service charges on deposits, consists of fees on both interest bearing and noninterest bearing accounts and charges for insufficient funds and overdrafts. Service charges on deposits totaled $1,289,456 for the year ended December 31, 2001 compared to $997,942 and $821,725 for the years ended December 31, 2000 and December 31, 1999, respectively. Early in 2001, West Pointe management, with assistance from a third party vendor, completed an analysis of the Company's deposit account service charge schedule. As a result of that analysis, various deposit account service charges were increased during the second quarter of the year. The results of these increases contributed to the increase in service charges on deposit accounts for the year ended December 31, 2001 compared to the year ended December 31, 2000. In addition, service charges associated with the growth in the volume of deposits contributed to the increases in service charges on deposits for the year ended December 31, 2001 compared to the year ended December 31, 2000 and the year ended December 31, 2000 compared to the year ended December 31, 1999.

Mortgage banking income totaled $307,912 for the year ended December 31, 2001 compared to $207,346 and $411,953 for the years ended December 31, 2000 and December 31, 1999, respectively. The higher levels of mortgage banking income for the years ended December 31, 2001 and December 31, 1999 were indicative of the lower interest rate environment that existed at the time. The lower level of mortgage banking income for the year ended December 31, 2000 was reflective of the higher interest rate environment that existed during the year. A decreasing rate environment, as experienced in 2001 and 1999, tends to speed up mortgage loan origination activities.

Income from trust fees totaled $552,241 for the year ended December 31, 2001 compared to $395,279 and $309,718 for the years ended December 31, 2000 and December 31, 1999, respectively. During the fourth quarter of 2000, additional trust administrative personnel were employed by West Pointe. The increase in income from trust fees for the year ended December 31, 2001 was partially due to additional revenues generated as a result of these staffing additions, coupled with one-time fees charged in connection with the administration of certain estates and new business development. Late in 2001, West Pointe employed an additional staff member with substantial farm management expertise. Additional revenues, in the form of farm management fees are anticipated in 2002 as a result of this staffing addition. The increase in income from trust fees for the year ended December 31, 2000 compared to December 31, 1999 was primarily attributable to one-time fees charged in connection with the administration of certain estates coupled with fees charged in connection with one particular short-term fiduciary relationship.

Credit card income totaled $330,605 for the year ended December 31, 2001 compared to $274,543 and $223,645 for the years ended December 31, 2000 and December 31, 1999, respectively. Credit card income primarily consists of fees charged to merchants for processing credit card transactions and interchange fees received on transactions of West Pointe's cardholders. The increases in credit card income for the year ended December 31, 2001 compared to the year ended December 31, 2000 and for the year ended December 31, 2000 compared to the year ended December 31, 1999, were partially attributable to additional merchant related revenues as well as revenues associated with West Pointe's "debit" card product.

During the year ended December 31, 2001, West Pointe recorded an increase in cash surrender value of life insurance of $304,882 compared to $149,923 and $70,718 for the years ended December 31, 2000 and December 31, 1999, respectively. These cash surrender value increases relate to various bank owned life insurance (BOLI) policies. Certain of the insurance policies serve as funding mechanisms for West Pointe's director fee deferral program, West Pointe's salary continuation plan which was established in 2000 for the Company's President and Chief Executive Officer and for West Pointe's Community Scholarship Program which was also established in 2000. The remainder of the policies were purchased to provide an additional employee benefit to certain Company officers. These BOLI policies provide certain benefits to the Company including, but not limited to, the deferral of income taxes on the increase in their cash surrender values.

Net securities gains totaled $390,469 for the year ended December 31, 2001 compared to $32,451 and $26,378 for the years ended December 31, 2000 and December 31, 1999, respectively. Net securities gains for the year ended December 31, 2001 primarily resulted from management's decision to reconfigure certain segments of the investment portfolio so as to limit potential interest rate risk as described under "*Net Interest Income.*" Net securities gains for the year ended December 31, 2000 resulted from management's decision to reconfigure certain segments of the investment portfolio in order to provide certain income tax related benefits. Net securities gains for the year ended December 31, 1999 resulted from opportunities in the market place to take such gains.

Other noninterest income includes such items as brokerage and insurance revenues, interchange fees on automated teller machine (ATM) transactions, safe deposit rental fees, check printing fees and other miscellaneous fees. Collectively, the components of other noninterest income generated revenues of $505,972 for the year ended December 31, 2001 compared to $324,692 and $193,376 for the years ended December 31, 2000 and December 31, 1999, respectively. The increase in other noninterest income for the year ended December 31, 2001 compared to the year ended December 31, 2000 was primarily attributable to revenues generated from West Pointe's brokerage and insurance function. In January 2001, through an arrangement with Raymond James Financial Services, Inc., member NASD and SIPC, West Pointe expanded its services to include additional investment opportunities. Products available through this arrangement include stocks, bonds, mutual funds, annuities and other non-deposit investment products and services. The Company employed two additional staff members to administer the brokerage and insurance function. The increase for the year ended December 31, 2000 compared to the year ended December 31, 1999 was primarily attributable to growth in fee income associated with ATM's.

Noninterest Expense

Noninterest expense increased $1,459,525, or 17.5%, to $9,822,244 for the year ended December 31, 2001 compared with $8,362,719 and $6,939,073 for the years ended December 31, 2000 and 1999, respectively. The increases for the year ended December 31, 2001 compared to the year ended December 31, 2000 and for the year ended December 31, 2000 compared to the year ended December 31, 1999 were primarily attributable to increases in employee compensation and other benefits, coupled with increases in net occupancy expenses, other noninterest expenses, which include such items as legal and professional fees, FDIC insurance premiums, mortgage banking expenses, postage costs, and certain credit card program expenses. Noninterest expense as a percentage of average assets was 2.76%, 2.55% and 2.49% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table sets forth information pertaining to the major components of noninterest expense.

	Year Ended December 31,		
	2001	2000	1999
Employee compensation and other benefits	**$5,030,777**	$4,101,680	$3,510,251
Occupancy, net	**741,577**	565,704	410,158
Furniture and equipment	**555,886**	485,164	365,957
Data processing	**402,102**	367,236	323,011
Advertising	**325,355**	308,516	280,948
Other	**2,766,547**	2,534,419	2,048,748
Total noninterest expense	**$9,822,244**	$8,362,719	$6,939,073

Employee compensation and other benefits is the largest component of noninterest expense representing approximately 51% of total noninterest expense for the year ended December 31, 2001. Expenses associated with employee compensation and other benefits totaled $5,030,777 for the year ended December 31, 2001 compared to $4,101,680 and $3,510,251 for the years ended December 31, 2000 and December 31, 1999, respectively. The increases in employee compensation and other benefits for the year ended December 31, 2001 compared to the year ended December 31, 2000 and for the year ended December 31, 2000 compared to the year ended December 31, 1999 primarily reflected the cost of normal merit increases and staff additions associated with the addition of a Dupo, Illinois banking location and a second Belleville, Illinois banking location. These two locations opened in November 1999 and June 2000, respectively. Expenses associated with staffing additions, attributable to overall growth in bank operations, also contributed to the increases for the periods compared.

Net occupancy expenses totaled $741,577 for the year ended December 31, 2001 compared to $565,704 and $410,158 for the years ended December 31, 2000 and December 31, 1999, respectively. The increases in net occupancy expenses for the years compared were primarily associated with expenses connected with the aforementioned new banking locations. The increases also resulted from higher maintenance costs associated with all locations.

Furniture and equipment expenses totaled $555,886 for the year ended December 31, 2001 compared to $485,164 and $365,957 for the years ended December 31, 2000 and December 31, 1999, respectively. The increases in furniture and equipment expenses for the years compared were primarily attributable to furniture and equipment expenses associated with the aforementioned new banking locations. Expenses associated with ongoing technology upgrades also contributed to the increases.

Data processing expenses totaled $402,102 for the year ended December 31, 2001 compared to $367,236 and $323,011 for the years ended December 31, 2000 and December 31, 1999, respectively. West Pointe currently employs the services of an outside provider for its data processing needs. The increases for the periods compared resulted from normal growth in operations.

Advertising expenses totaled $325,355 for the year ended December 31, 2001 compared to $308,516 and $280,948 for the years ended December 31, 2000 and December 31, 1999, respectively. The increases resulted from expanded advertising activities in areas served by West Pointe's banking centers.

Other noninterest expense includes such items as legal and professional fees, FDIC insurance premiums, mortgage banking expenses, postage costs and certain credit card program expenses. Other noninterest expense totaled $2,766,547 for the year ended December 31, 2001 compared to

$2,534,419 and $2,048,748 for the years ended December 31, 2000 and December 31, 1999, respectively. The increases, for the periods compared, related to numerous categories of other noninterest expense, none of which were individually significant.

West Pointe recorded income tax expense of $907,100 for the year ended December 31, 2001 compared to an income tax benefit of $101,800 and income tax expense of $354,100 for the years ended December 31, 2000 and 1999, respectively. The provision for income taxes consists of both federal and state income taxes. The increase in income tax expense for the year ended December 31, 2001 was primarily attributable to the increased level of income before income taxes. The income tax benefit recorded during the year ended December 31, 2000 occurred as the level of tax-exempt income, for both federal and state income tax purposes, exceeded taxable income. In addition, the increased level of the provision for loan losses, recorded during 2000, reduced income before income taxes, which in turn, increased the level of the income tax benefit. As a result, the effective income tax rate for the year ended December 31, 2000 was a benefit of 7.1%. The effective income tax rate was 25.1% and 14.5% for the years ended December 31, 2001 and 1999, respectively.

FINANCIAL CONDITION

General

Total assets at December 31, 2001 increased $25,658,450 to $366,713,993 compared with $341,055,543 at December 31, 2000. This increase primarily resulted from the increase in the volume of loans, investment securities and interest bearing due from bank balances.

Loans

Loans are the largest classification within earning assets of West Pointe and represented 60.2%, 60.0% and 59.9% of average interest earning assets during the years ended December 31, 2001, 2000 and 1999, respectively. Loans increased 5.8% to $200,403,739 at year-end 2001 from $189,424,671 at year-end 2000. Average loans were $197,897,220 in 2001 and increased $14,229,942, or 7.7% from $183,667,278 in 2000. The growth in 2001 was primarily attributable to continuing aggressive sales efforts in a highly competitive market environment.

The following table presents the composition of the loan portfolio by type of borrower and major loan category and the percentage of each to the total loan portfolio for the periods presented.

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
COMMERCIAL BORROWERS										
Commercial financial and agricultural	**$ 48,560,141**	**24.2%**	$ 45,889,923	24.2%	$ 44,469,418	25.5%	$ 42,866,422	30.5%	$ 33,108,224	28.0%
Commercial real estate	**75,352,452**	**37.6**	70,523,998	37.2	61,284,167	35.2	44,266,850	31.5	35,214,464	29.7
Real estate construction	**9,816,970**	**4.9**	9,953,117	5.3	11,074,257	6.4	9,308,269	6.6	7,935,751	6.7
Total commercial	**133,729,563**	**66.7**	126,367,038	66.7	116,827,842	67.1	96,441,541	68.6	76,258,439	64.4
CONSUMER BORROWERS										
1-4 family residential real estate	**54,974,345**	**27.5**	51,591,072	27.2	47,136,881	27.0	34,783,754	24.7	33,232,449	28.1
Other consumer loans	**11,699,831**	**5.8**	11,466,561	6.1	10,227,714	5.9	9,356,720	6.7	8,966,053	7.5
Total consumer	**66,674,176**	**33.3**	63,057,633	33.3	57,364,595	32.9	44,140,474	31.4	42,198,502	35.6
Total loans	**$200,403,739**	**100.0%**	$189,424,671	100.0%	$174,192,437	100.0%	$140,582,015	100.0%	$118,456,941	100.0%

West Pointe's commercial, financial and agricultural loan portfolio is diversified and includes loans secured by non-real estate collateral to manufacturers, retailers, distributors, service providers and investors. Emphasis is generally placed upon middle-market and community businesses with financial stability and known local management. Underlying collateral for commercial, financial and agricultural loans includes, but is not limited to, inventory, equipment, vehicles and accounts receivable. In the case of corporations, the Bank may obtain personal guarantees from principal shareholders and/or officers.

The commercial real estate loan portfolio consists largely of mortgage loans secured by commercial properties located in the communities served by West Pointe's banking centers. A significant portion of the commercial real estate loan portfolio is comprised of traditional commercial loans with real estate taken as additional collateral. These loans are generally made to fund the acquisition of buildings and real estate for commercial, industrial, office and retail use. The maximum loan-to-value ratio applicable to improved commercial properties is 85%. Prior approval of the Bank's Loan and Discount Committee is required for new loans with loan-to-value ratios exceeding this limit.

The real estate construction loan portfolio consists of loans made to finance land development preparatory to erecting new structures or the on-site construction of 1-4 family residences, commercial properties, retail centers, medical and business offices, warehouse facilities and multi-family residential developments. The maximum loan-to-value ratio applicable to loans made for the purpose of land development activities is 75%. The maximum loan-to-value ratios applicable to commercial/multi-family and 1-4 family residential construction loans are 80% and 85%, respectively.

The 1-4 family residential real estate portfolio is predominantly comprised of loans extended for owner-occupied residential properties. These loans typically are secured by first mortgages on the properties financed and generally have a maximum loan-to-value ratio of 85%. The amortization periods for these loans generally do not exceed twenty years with interest being calculated on a fixed or floating rate basis. The 1-4 family residential real estate category also includes home equity lines of credit and closed-end second mortgage loans. Closed-end second mortgage loans generally bear a fixed rate of interest over a three to five year term with a five to fifteen year amortization, while home equity lines of credit generally have an interest rate indexed to the prime rate. Home equity loans generally have a maximum loan-to-value ratio of 85%. Generally, any portion of 1-4 family residential real estate loans exceeding 80% of the loan-to-value ratio requires private mortgage insurance.

The consumer loan portfolio consists of both secured and unsecured loans to individuals for household, family, and other personal expenditures such as automobile financing, home improvements, recreational and educational purposes. Consumer loans are typically structured with fixed rates of interest and full amortization of principal and interest within three to five years. The maximum loan-to-value ratio applicable to consumer loans is generally 80%. This category also includes revolving credit products such as checking overdraft protection and MasterCard and VISA credit cards. Consumer loans are either unsecured or are secured with various forms of collateral, other than real estate.

The weighted average yield on the loan portfolio in 2001 was 8.44% compared to 8.92% and 8.55% in 2000 and 1999, respectively. Overall yields on the loan portfolio trended downward during 2001, following the general level of interest rates. West Pointe's loan portfolio yields tend to follow trends in the prime lending rate, which began the 2001 year at 9.50% and decreased eleven times during the course of the year 2001 to a level of 4.75% at December 31, 2001. The higher level of interest rates evident during 2000 contributed to the increase in the weighted average yield on the loan portfolio in 2000 compared to 1999. While loan yields tend to follow trends in the prime lending rate, they may not follow simultaneously with such trends. At

December 31, 2001, 31.1% of West Pointe's total loan portfolio had floating or adjustable interest rates.

The following table sets forth the amount of loans outstanding as of December 31, 2001, which, based on remaining maturities, are due in the periods indicated. In addition, the amounts due after one year are classified according to sensitivity to changes in interest rates.

	December 31, 2001 Maturing			
	In One Year or Less	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$30,841,696	$ 16,793,859	$ 924,586	$ 48,560,141
Commercial real estate	12,746,639	61,012,007	1,593,806	75,352,452
Real estate construction	9,666,154	150,816	—	9,816,970
1-4 family residential real estate	8,606,025	17,460,765	28,907,555	54,974,345
Other consumer loans	2,745,300	8,142,996	811,535	11,699,831
Total loans	$64,605,814	$103,560,443	$32,237,482	$200,403,739

	Interest Sensitivity	
	Fixed Interest Rates	Floating or Adjustable Interest Rates
Due after one year	$101,076,013	$34,721,912

The Bank's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The Bank employs the use of a loan rating system to monitor the loan portfolio and to determine the adequacy of the allowance for loan losses. The Bank's lending philosophy is to invest in loans in the communities served by its banking centers so it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsized businesses. A periodic review of selected credits (based on loan size) is conducted to identify loans with heightened risks or inherent losses. Factors, which could contribute to increased risk in the loan portfolio, include, but are not limited to, changes in interest rates, general economic conditions and reduced collateral values. The loan portfolio does not include any loans to foreign countries.

As of December 31, 2001, and effective January 30, 2002, the statutory legal lending limit amount for the Bank to loan to one customer was $5,311,579.

Securities

Investment securities increased $9,860,109, or 8.3% at December 31, 2001 compared to December 31, 2000. The increase in investment securities primarily resulted from purchases, net of sales, maturities and securities called for redemption, in the available for sale category. The investment securities portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds not needed to satisfy loan demand. The investment portfolio also supplies securities as required collateral for certain deposits and for securities sold under agreements to repurchase. Additional information regarding West Pointe's securities sold under agreements to repurchase is presented and discussed under "*Borrowings*."

West Pointe classifies investment securities as available for sale or held to maturity. Available-for-sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives or for other operational needs. Held-to-maturity securities generally provide a relatively stable source of income. Effective January 1, 2001, West Pointe adopted Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which was issued in June 2000 and amends the accounting and reporting standards of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for certain derivative instruments and hedging activities. Additional information regarding the aforementioned accounting pronouncement is presented later in these discussions under "IMPACT OF ACCOUNTING PRONOUNCEMENTS." Although West Pointe does not have any derivative instruments to record, management reconsidered its ability and intent to hold certain debt securities to maturity and transferred $2,821,121 of mortgage-backed securities to available for sale on the adoption date. As a result, as of January 1, 2001 and continually since that date, West Pointe's entire portfolio was classified as available for sale. In connection with the transfer, a market valuation account was established for the available-for-sale debt securities of $19,424 to decrease the recorded balance of such securities to their fair value, a deferred tax benefit of $7,381 was recorded to reflect the tax effect of the market valuation account and the net decrease resulting from the market valuation adjustment of $12,043 was recorded as a transition adjustment in the statement of comprehensive income. A provision of the aforementioned accounting pronouncement allowed for this one-time transfer.

Available-for-sale investment securities are recorded at fair value. Net unrealized gains on available-for-sale investment securities totaled $456,568 at December 31, 2001, while net unrealized losses on available-for-sale investment securities totaled $384,689 at December 31, 2000. Included in stockholders' equity at December 31, 2001 were accumulated other comprehensive gains of $283,072 versus accumulated other comprehensive losses of $238,507 at December 31, 2000 associated with unrealized gains and losses on available-for-sale investment securities, net of income taxes. All investment security purchases in 2001, 2000 and 1999 were classified as available for sale.

The following table sets forth the composition of the held-to-maturity and the available-for-sale securities portfolios, respectively, for the last three years.

	December 31,		
	2001	2000	1999
HELD-TO-MATURITY SECURITIES			
Mortgage-backed securities	**$ —**	$ 2,821,121	$ 4,513,819
AVAILABLE-FOR-SALE SECURITIES			
Obligations of U.S. government corporations and agencies	**$ 7,846,306**	$ 74,277,880	$ 61,089,388
Mortgage-backed securities	**84,023,498**	11,369,708	7,346,741
Obligations of states and political subdivisions	**30,568,170**	29,283,331	34,591,644
Equity securities	**6,290,750**	1,116,575	1,084,319
Total available-for-sale	**$128,728,724**	$116,047,494	$104,112,092

The following table sets forth the maturities and weighted average yields of each category of available-for-sale securities at December 31, 2001 based upon contractual maturities of such securities.

	In One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AVAILABLE-FOR-SALE SECURITIES								
Obligations of U.S. Government corporations and agencies	$ —	—%	$3,350,778	5.17%	$ 4,495,528	6.34%	$ —	—%
Mortgage-backed securities	—	—	263,813	6.06	6,907,656	6.17	76,852,029	5.80
Obligations of states and political subdivisions(1)	208,020	7.11	2,271,816	6.37	27,307,779	5.84	780,555	6.47
Equity securities(2)	—	—	—	—	—	—	6,290,750	6.35
Total available-for-sale	$208,020	7.11%	$5,886,407	5.67%	$38,710,963	5.96%	$83,923,334	5.84%

(1) Yields presented on a tax-equivalent basis assuming a tax rate of 34%.

(2) Equity securities have no stated maturity and are, therefore, included in the after 10 year category.

The weighted average yield on the taxable securities portfolio was 6.25% for 2001, compared to 6.46% and 6.19% for 2000 and 1999, respectively. Average taxable securities totaled $88,587,493 in 2001 compared to $82,281,707 and $62,297,528 in 2000 and 1999, respectively.

Average non-taxable securities totaled $29,186,073 in 2001, compared to $35,160,554 and $35,970,393 in 2000 and 1999, respectively. The weighted average tax-equivalent yield on non-taxable securities was 5.99%, 5.77% and 5.91% during 2001, 2000 and 1999, respectively.

The remainder of West Pointe's interest earning assets consists of federal funds sold and interest bearing due from bank balances. Federal funds sold consist of sales of excess funds and generally have a maturity of one day. West Pointe had no federal funds sold at December 31, 2001 compared to $2,600,000 at December 31, 2000. West Pointe's interest bearing due from bank balances consist solely of a daily investment deposit account maintained with the Federal Home Loan Bank. This vehicle is used by West Pointe in addition to or as an alternative to federal funds sold. Daily deposits to or withdrawals from the daily investment deposit account are permitted. The interest rate paid on this account is subject to change on a daily basis. Interest bearing due from bank balances totaled $9,119,540 at December 31, 2001 compared to $137,560 at December 31, 2000. Because of the low interest rate environment and potential liquidity needs, management of West Pointe elected to retain a higher level of excess funds in the daily investment deposit account as of December 31, 2001.

Deposits

West Pointe's deposit base is its primary source of liquidity and consists of deposits originating within the communities served by its banking locations. Deposits are West Pointe's primary and most reliable funding source for interest earning assets.

Total deposits increased 6.7%, or $20,321,602, to $322,100,723 at December 31, 2001, from $301,779,121 at December 31, 2000. Noninterest bearing demand deposit balances increased to $37,542,385 at December 31, 2001 from $31,169,626 at December 31, 2000. The majority of this increase was associated with normal growth of operations. Interest bearing demand deposits declined to $28,207,167 at December 31, 2001 from $42,429,255 at December 31, 2000. The decrease was primarily due to the daily transfer of certain account balances from this category to savings deposits. These transfers were made in connection with Company efforts, initiated in the third quarter of 2001, to reduce required reserve balances with the Federal Reserve Bank. The transfer totaled $14,668,648 at December 31, 2001. Savings and money market deposit account balances increased to $91,552,019 at December 31, 2001 from $59,919,759 at December 31, 2000. A substantial portion of the increase was attributable to the aforementioned transfer from interest bearing demand deposits to savings deposits. The remainder of the increase in the savings and money market deposit account category occurred as a result of the downward movement in the interest rate environment. Management believes that this downward trend in the interest rate environment led to the movement of balances from the time deposit category into the more liquid savings and money market deposit account category. Collectively, time deposits of $100,000 or more and time deposits less than $100,000 declined to $164,799,152 at December 31, 2001 from $168,260,481 at December 31, 2000. Notwithstanding the reduction in time deposit balances, West Pointe continues to competitively price time deposits within its market territory.

The following table sets forth the composition of the deposit portfolio for the periods presented.

	December 31,			
	2001		2000	
	Amount	**Percent**	Amount	Percent
Noninterest bearing demand deposits	**$ 37,542,385**	**11.6%**	$ 31,169,626	10.3%
Interest bearing demand deposits	**28,207,167**	**8.8**	42,429,255	14.1
Savings and money market deposits	**91,552,019**	**28.4**	59,919,759	19.9
Time deposits $100,000 or more	**52,471,328**	**16.3**	45,353,042	15.0
Time deposits less than $100,000	**112,327,824**	**34.9**	122,907,439	40.7
Total deposits	**$322,100,723**	**100.0%**	$301,779,121	100.0%

Average total deposits increased to $312,201,804 for the year ended December 31, 2001 compared to $290,657,993 and $247,584,963 for the years ended December 31, 2000 and December 31, 1999, respectively. The increases in average total deposits resulted primarily from normal growth in operations coupled with deposits generated from the banking locations opened in November 1999 and June 2000. West Pointe continues to expand its market territory. The average rates paid on total deposits were 4.10%, 4.76% and 4.16% for 2001, 2000 and 1999. The lower interest rate environment in 2001 coupled with West Pointe's efforts to reduce its cost of funds led to the decline in average rates paid in 2001 versus 2000. Efforts to reduce the cost of funds ultimately contributed to the improved net interest margin as previously described under "*Net Interest Income.*"

The following table sets forth the major categories of average deposits and the weighted average interest rates paid on such categories for the last three years.

	December 31,					
	2001		2000		1999	
	Amount	**Rate**	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	**$ 30,654,408**	**—%**	$ 26,810,905	—%	$ 25,370,494	—%
Interest bearing demand deposits	**33,540,792**	**2.44**	39,940,625	3.75	24,247,574	2.38
Savings and money market deposits	**78,825,862**	**2.93**	57,862,813	4.15	55,278,355	3.56
Time deposits	**169,180,742**	**5.72**	166,043,650	5.99	142,688,540	5.43
Total deposits	**$312,201,804**	**4.10%**	$290,657,993	4.76%	$247,584,963	4.16%

The following table sets forth the amounts and maturities of time deposits of $100,000 or more at December 31, 2001 and December 31, 2000.

	December 31	
	2001	2000
3 months or less	**$20,223,445**	$16,655,344
Over 3 through 6 months	**12,999,943**	8,971,572
Over 6 through 12 months	**14,391,509**	14,373,298
Over 12 months	**4,856,431**	5,352,828
Total	**$52,471,328**	$45,353,042

Borrowings

Total borrowings amounted to $18,724,629 at year-end 2001, an increase of $2,228,813 from $16,495,816 at year-end 2000. Total borrowings include various forms of short-term borrowings and one Federal Home Loan Bank advance. On an average basis, total short-term borrowings increased to $13,106,296 for 2001 compared to $11,603,983 and $7,486,767 for 2000 and 1999, respectively.

The average balance of Federal Home Loan Bank advances totaled $5,000,000 for 2001 compared to $5,218,579 and $5,095,890 for 2000 and 1999, respectively. Average Federal Home Loan Bank advances have remained relatively stable for the years compared. In 1998, the Bank obtained its first $5,000,000 Federal Home Loan Bank advance, which was callable after one year and quarterly thereafter. This advance was scheduled to mature on June 19, 2008, and reflected an interest rate of 4.89%. The issue was called for redemption on December 20, 1999, and was replaced with another $5,000,000 advance. The newer advance, which reflects an interest rate of 5.63%, has a final maturity date of December 13, 2004. As of December 13, 2000, the advance is callable on a quarterly basis.

Average short-term borrowings for 2001, 2000 and 1999 primarily consisted of securities sold under agreements to repurchase (repurchase agreements). These borrowings serve as an alternative source of funds to deposit funding sources. The majority of the increase in average short-term borrowings was in the form of cash management repurchase agreement accounts. Such accounts involve the daily transfer of excess funds from noninterest bearing deposit accounts into interest bearing cash management repurchase agreement accounts. West Pointe continues to market its cash management product to commercial and individual deposit customers. Although viewed as a borrowing, the cash management repurchase agreement accounts are considered a stable source of funds. Repurchase agreements, other than cash management repurchase agreements, generally represent an alternative to short-term certificates of deposit offered to West Pointe's customers. The weighted average rate of interest paid for short-term borrowings was 4.16%, 5.73% and 4.45% in 2001, 2000 and 1999, respectively. The decrease in the weighted average interest rate in 2001 was reflective of the lower rate environment.

In addition to securities sold under agreements to repurchase, West Pointe had, at December 31, 2001, another form of short-term borrowing in the amount of $1,487,500. In the fourth quarter of 1999, West Pointe entered into a line of credit with an unaffiliated bank, which provided for borrowings by West Pointe of up to $2,500,000. The line of credit has since been increased to $5,000,000. Initially, West Pointe borrowed $1,837,500 under that line of credit. The original line of credit, which matured on December 7, 2000, has since been renewed and reflects a maturity date of January 7, 2003. The current line of credit bears interest at a rate of 50 basis points under the prime lending rate of another unaffiliated bank. In order to increase its capital base, $1,500,000 of the original borrowing was contributed to the Bank as additional paid in capital. The remaining proceeds from the borrowing were used to purchase 6,250 shares of West

Pointe's common stock from an individual stockholder. The purchase of these shares is reflected as treasury stock in West Pointe's consolidated financial statements.

The following table sets forth a summary of information pertaining to short-term borrowings for the periods presented.

	December 31,					
	2001		2000		1999	
	Amount	**Rate**	Amount	Rate	Amount	Rate
At December 31:						
Repurchase agreements	**$12,237,129**	**2.21%**	$ 9,808,316	5.41%	$6,938,200	4.58%
Other	**1,487,500**	**4.25**	1,687,500	9.00	1,837,500	8.00
Total	**$13,724,629**	**2.43%**	$11,495,816	5.94%	$8,775,700	5.30%
For the year ended December 31:						
Average daily balance:						
Federal funds purchased	**$ 1,096**	**6.84%**	$ 264,481	6.94%	$ 5,479	6.06%
Repurchase agreements	**11,539,892**	**3.83**	9,576,456	5.12	7,221,406	4.43
Other	**1,565,308**	**6.65**	1,763,046	8.85	259,882	4.71
Total	**$13,106,296**	**4.16%**	$11,603,983	5.73%	$7,486,767	4.45%
Maximum month-end balance:						
Federal funds purchased	**$ —**		$ 4,900,000		$ —	
Repurchase agreements	**14,915,710**		10,827,178		8,439,673	
Other	**1,637,500**		1,837,500		1,837,500	

ASSET QUALITY

West Pointe's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored via West Pointe's loan rating system. The loan rating system is used to determine the adequacy of the allowance for loan losses. West Pointe's loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.

West Pointe's lending philosophy is to invest in loans in the communities served by its banking centers so that it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsize businesses. The loan portfolio does not include any loans to foreign countries.

The following table sets forth a summary of nonperforming assets and related ratios for the periods presented.

	December 31,				
	2001	2000	1999	1998	1997
Nonaccrual loans	**$421,662**	$159,756	$1,552,319	$ 879,954	$268,284
Accruing loans past due 90 days or more	**370,080**	685,344	790,690	390,789	110,641
Troubled debt restructurings	**314,230**	—	—	—	512,476
Total nonperforming loans	**1,105,972**	845,100	2,343,009	1,270,743	891,401
Foreclosed property	**156,153**	128,850	348,792	151,922	—
Total nonperforming assets	**$1,262,125**	$973,950	$2,691,801	$1,422,665	$891,401
Nonperforming loans to total loans	**.55%**	.45%	1.35%	.90%	.75%
Nonperforming assets to total loans and foreclosed property	**.63%**	.51%	1.54%	1.01%	.75%
Nonperforming assets to total assets	**.34%**	.29%	.86%	.57%	.48%

Nonperforming loans and nonperforming assets increased $288,175 at December 31, 2001 compared to December 31, 2000. These increases were primarily due to increases in nonaccrual and restructured loans, offset by a reduction in accruing loans past due 90 days or more. In addition, the level of foreclosed property increased modestly to $156,153 at December 31, 2001 from $128,850 at December 31, 2000. Foreclosed property at December 31, 2001 consisted of four parcels of real estate. Management is in varying stages of workout or liquidation of all nonperforming assets. Management does not anticipate any significant losses upon disposition of the remaining foreclosed properties.

It is the policy of West Pointe to discontinue the accrual of interest on loans when principal or interest is due and has remained unpaid for 90 days or more, unless the loan is well secured and in the process of collection and management has documented reasons why the accrual of interest should continue. Restructured loans generally take the form of an extension of the original repayment period, and/or a reduction or deferral of interest or principal because of deterioration in the financial position of the borrowers. West Pointe would have recorded interest income of $64,600 for 2001 if the loans accounted for as nonaccrual and restructured at year-end 2001, had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. During 2001, $43,368 was included in interest income relating to these loans.

Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due, the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers' ability to comply with the present loan repayment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 2001, such loans amounted to approximately $6,919,000.

The following table sets forth information pertaining to West Pointe's provision for loan losses charged to operations, the activity in and an analysis of the allowance for loan losses for the last five years.

	December 31,				
	2001	2000	1999	1998	1997
Balance at beginning of year	**$1,769,693**	$1,687,021	$1,342,000	$ 976,000	$728,000
Loans charged off:					
Commercial, financial and agricultural	**192,528**	1,056,539	484,565	187,236	127,700
Real Estate:					
Commercial	**7,722**	16,966	74,541	768	71,370
Residential	**77,484**	112,204	101,815	—	9,145
Total real estate	**85,206**	129,170	176,356	768	80,515
Consumer	**91,418**	90,501	49,672	107,282	64,410
Total charge-offs	**369,152**	1,276,210	710,593	295,286	272,625
Recoveries of loans previously charged off:					
Commercial, financial and agricultural	**176,843**	30,000	9,119	9,724	—
Real estate:					
Residential	**150**	2,154	—	—	7,385
Consumer	**16,818**	5,728	28,625	4,939	3,963
Total recoveries	**193,811**	37,882	37,744	14,663	11,348
Net charge-offs	**175,341**	1,238,328	672,849	280,623	261,277
Provision for loan losses	**630,000**	1,321,000	1,017,870	646,623	509,277
Balance at end of year	**$2,224,352**	$1,769,693	$1,687,021	$1,342,000	$976,000
Net loan charge-offs as a percent of average total loans	**.09%**	.67%	.43%	.22%	.25%

During 2001, West Pointe recorded net charge-offs of $175,341 compared to net charge-offs of $1,238,328 in 2000. The decrease in 2001 was primarily the result of overall improvement in the quality of the loan portfolio. In addition, in 2000, charge-offs on commercial loans to two borrowers contributed to the higher level of net charge-offs in that year. Net charge-offs in the commercial, financial and agricultural category totaled $15,685 in 2001 compared to net charge-offs of $1,026,539 in 2000. Net charge-offs in the real estate category totaled $85,056 in 2001 compared to net charge-offs of $127,016 in 2000. Net charge-offs in the consumer category totaled $74,600 in 2001 compared to net charge-offs of $84,773 in 2000. Net charge-offs in all categories related to several borrowers. Net loan charge-offs as a percent of average total loans decreased to .09% in 2001 compared to .67% in 2000.

West Pointe's allowance for loan losses at December 31, 2001, increased 25.7% to $2,224,352 from $1,769,693 at December 31, 2000. The increase was primarily due to the reduced level of net charge-offs offset by a reduction in the provision for loan losses. At year-end 2001, West Pointe's allowance for loan losses represented 201% of nonperforming loans compared to 209% at year-end 2000. Management believes that the allowance for loan losses at December 31, 2001 was adequate to absorb potential losses inherent in the loan portfolio. However, past loan loss experience as it relates to current portfolio mix, evaluation of potential losses in the portfolio, subsequent changes in economic conditions and other factors may require changes in the level of the allowance for loan losses.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each category to total loans for the last five years.

	December 31,									
	2001		2000		1999		1998		1997	
	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans
Commercial, financial and agricultural	$1,280,000	24.2%	$ 900,000	24.2%	$ 395,000	25.5%	$ 527,000	30.5%	$324,000	28.0%
Real estate:										
Commercial	377,000	37.6	268,000	37.2	490,000	35.2	296,000	31.5	197,000	29.7
Residential	324,000	27.5	174,000	27.2	471,000	27.0	233,000	24.7	186,000	28.1
Construction	49,000	4.9	27,000	5.3	49,000	6.4	37,000	6.6	27,000	6.7
Total real estate	750,000	70.0	469,000	69.7	1,010,000	68.6	566,000	62.8	410,000	64.5
Consumer	151,000	5.8	122,000	6.1	232,000	5.9	204,000	6.7	195,000	7.5
Not allocated	43,000	N/A	279,000	N/A	50,000	N/A	45,000	N/A	47,000	N/A
Total	$2,224,000	100.0%	$1,770,000	100.0%	$1,687,000	100.0%	$1,342,000	100.0%	$976,000	100.0%

N/A — Not applicable

(1) Amounts rounded to nearest thousand.

CAPITAL RESOURCES AND ASSET/LIABILITY MANAGEMENT

Capital

Total stockholders' equity increased $2,927,444 to $23,387,722 at December 31, 2001 from $20,460,278 at December 31, 2000.

During the third quarter of 2001, the Company adopted a Dividend Reinvestment Plan ("the DRIP"). The DRIP provides holders of the Company's common stock with a convenient method of purchasing additional shares of common stock without fees of any kind by reinvesting Company dividends. Participants in the DRIP also have the option to purchase additional shares of the Company's common stock with cash. These optional cash purchases must be at least $100 and no more than $5,000 per quarterly reinvestment period. The Company has registered 50,000 shares of common stock with the Securities and Exchange Commission in connection with the DRIP.

Financial institutions are required to maintain ratios of capital to assets in accordance with guidelines promulgated by the federal banking regulators. The guidelines are commonly known as "Risk-Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of credit risk associated with holding various categories of assets. The Risk-Based Guidelines require minimum ratios of Tier 1 and Total capital to risk-weighted assets of 4% and 8%, respectively. At December 31, 2001, West Pointe's Tier 1 and Total capital ratios were 9.89% and 10.84%, respectively. In addition to the Risk-Based Guidelines, the federal banking agencies have established a minimum leverage ratio guideline for financial institutions (the "Leverage Ratio Guideline"). The Leverage Ratio Guideline provides for a minimum ratio of Tier 1 capital to average assets of 4%. West Pointe's leverage ratio at December 31, 2001, was 6.32%. According to the regulatory guidelines, West Pointe is considered to be "well capitalized." See "Notes to Consolidated Financial Statements — Regulatory Matters" for additional information concerning West Pointe's regulatory capital measures.

Asset/Liability Management

West Pointe's asset/liability strategy is to minimize the sensitivity of its net interest margin as a consequence of changes in interest rates. West Pointe's asset/liability management committee reviews asset and liability repricing in the context of current and possible future interest rate scenarios affecting the economy in its market territory. The asset/liability committee is comprised of executive officers of the Bank from all major functional areas of West Pointe.

As assets and liabilities tend to become more rate sensitive, whether due to customer demands or West Pointe's initiatives, it becomes more important that rates earned are matched with rates paid and that repricing dates are matched so the next earning interval will have both components at current rates. Assets and liabilities that mature or are repriced in one year or less are considered in the financial services industry to be "rate sensitive." This means that as rates in the marketplace change, the rates on these assets or liabilities will be impacted soon after. Assuming a reasonably balanced rate sensitivity position, increasing rates will result in more interest income and more interest expense. Conversely, declining rates will result in less interest income and less interest expense.

The following table reflects an analysis of interest earning assets and liabilities, all of which are held other than for trading purposes, at December 31, 2001, allocated over various time frames in which the instruments are subject to repricing. Based on the Company's historical trends, interest bearing demand deposits, money market deposits and savings deposits have been proven to be a very stable source of funds, even through interest rate fluctuations. Accordingly, Company management believes these deposits are not 100% rate sensitive within the three months or less time frame. As a result, interest bearing demand and savings deposits have been allocated between the four repricing categories as follows: three months or less — 20%, after three through twelve months — 20%, after one through five years — 40%, and after five years — 20%. Money market deposits have been allocated between the categories as follows: after three through twelve months — 50% and after one through five years — 50%.

	Three Months or Less	After Three Months Through Twelve Months	After One Year Through Five Years	After Five Years	Total
Interest earning assets:					
Interest bearing due from banks	$ 9,119,540	$ —	$ —	$ —	$ 9,119,540
Investment securities(1)	1,839,244	6,387,710	56,881,507	63,620,263	128,728,724
Loans(2)	51,596,564	30,774,948	113,872,052	4,160,175	200,403,739
Total interest earning assets	62,555,348	37,162,658	170,753,559	67,780,438	338,252,003
Cumulative interest earning assets	62,555,348	99,718,006	270,471,565	338,252,003	338,252,003
Interest bearing liabilities:					
Interest bearing demand deposits	5,641,433	5,641,433	11,282,868	5,641,433	28,207,167
Money market deposits	—	21,914,267	21,914,267	—	43,828,534
Savings deposits	9,544,697	9,544,697	19,089,394	9,544,697	47,723,485
Time deposits $100,000 or more	21,122,384	26,492,513	4,856,431	—	52,471,328
Time deposits less than $100,000	38,664,627	54,760,913	18,902,284	—	112,327,824
Repurchase agreements	10,328,715	1,816,111	92,303	—	12,237,129
Other borrowings	1,487,500	—	—	—	1,487,500
Federal Home Loan Bank advances(3)	5,000,000	—	—	—	5,000,000
Total interest bearing liabilities	91,789,356	120,169,934	76,137,547	15,186,130	303,282,967
Cumulative interest bearing liabilities	91,789,356	211,959,290	288,096,837	303,282,967	303,282,967
Gap analysis:					
Interest sensitivity gap	$(29,234,008)	$ (83,007,276)	$ 94,616,012	$ 52,594,308	$ 34,969,036
Cumulative interest sensitivity gap	$(29,234,008)	$(112,241,284)	$(17,625,272)	$ 34,969,036	$ 34,969,036
Cumulative gap ratio of interest earning assets to interest bearing liabilities	68%	47%	94%	112%	112%

(1) Equity securities have no stated maturity and are, therefore, included in the "after five years" column. Fixed rate mortgage-backed securities are reported based upon their projected average lives. Floating rate mortgage-backed securities are reported based upon their next repricing date.

(2) Nonaccrual loans are reported in the "after one year through five years" column.

(3) The FHLB advance is callable on a quarterly basis and matures in 2004.

The Company measures and manages its interest rate risk sensitivity on a regular basis to stabilize earnings in changing interest rate environments. The Company evaluates its interest rate risk sensitivity position to determine that the level of risk is commensurate with the rate of return. The methods used to provide insight into the level of risk exposure indicate that the Company is currently within interest rate risk guidelines set by management and that such risk is at a manageable level. While the Company does have some exposure to changing interest rates, management believes that the Company is positioned to protect earnings throughout changing interest rate environments.

The Company's net interest income is affected by changes in the absolute level of interest rates. The Company's interest rate risk position is liability-sensitive; i.e., liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment. Conversely, net interest income should increase in a falling rate environment.

Because the interest rate sensitivity analysis does not encompass other factors which affect interest rate risk, the Company employs the use of a simulation model to measure exposure to changes in interest rates. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects are analyzed assuming interest rate increases or decreases of 100 and 200 basis points. The model also incorporates key assumptions involving West Pointe's ability to control and direct deposit rates, particularly on non-maturity categories. As of December 31, 2001, the simulation model indicates that, over a twelve month horizon, net interest income, when compared to a constant rate environment, would decline modestly in a falling rate environment. In a rising rate environment, net interest income, at the 100 and 200 basis point levels, would decline, but to a lesser extent.

For additional information regarding the interest rates applicable to certain of the Company's interest sensitive assets and liabilities, see the discussion of "Results of Operations — Net Interest Income" including the table entitled "Distribution of Average Assets, Liabilities and Stockholders' Equity and Interest Information" at page 6, the discussion of "Financial Condition — Securities" including the table regarding the maturities and weighted average yields of certain securities at page 15, the discussion of "Financial Condition — Deposits" including the table regarding average deposits and the weighted average interest rates paid on such deposits at page 17, the discussion of "Financial Condition — Borrowings" including the table summarizing certain information pertaining to short-term borrowings at page 19. For additional information categorizing certain of the Company's loans as either fixed or variable, see the discussion of "Financial Condition — Loans" including the table regarding "Interest Sensitivity" at page 13. For additional information regarding the fair value of certain of the Company's interest sensitive instruments, see "Fair Value of Financial Instruments" at Note 16 to the Consolidated Financial Statements at page 47.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. This standard significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The new rules will also supercede the provisions of APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and

Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred, rather than as of the measurement date as required by APB 30. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement by the Company is not expected to materially affect the results of operations or financial condition of the Company.

Selected Loan Loss Allowance Methodology and Documentation Issues

In July 2001, a Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" ("SAB No. 102") was released by the Securities and Exchange Commission. It expresses the staff's views on the development, documentation, and application of a systematic methodology as required by Financial Reporting Release No. 28, "Accounting for Loan Losses by Registrants Engaged in Lending Activities," for determining allowances for loan and lease losses in accordance with accounting principles generally accepted in the United States of America. In particular, SAB No. 102 focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for loan losses. West Pointe has a systematic methodology for determining an appropriate allowance for loan losses, consistently followed and supported by written documentation, policies and procedures. Nonetheless, in light of SAB No. 102, our methodology and documentation is currently in the process of review. However, any resulting changes are not expected to materially affect the results of operations or financial condition of the Company.

Accounting for Certain Derivative Instruments and Certain Hedging Activities

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for certain derivative instruments and hedging activities. These amendments include the application of the normal purchases and sales exception in SFAS No. 133, and redefinition of hedged risk. SFAS No. 138 also amends SFAS No. 133 for decisions made by the FASB relating to the Derivatives Implementation Group process. SFAS No. 138 was adopted concurrently with SFAS No. 133 on April 1, 2001. The adoption of these statements by the Company did not materially affect the results of operations or financial condition of the Company.

Accounting for Certain Transactions involving Stock Compensation: an Interpretation of APB Opinion No. 25

In April 2000, the FASB issued FASB Interpretation No. (FIN) 44, "Accounting for Certain Transactions involving Stock Compensation: an Interpretation of APB Opinion No. 25." This pronouncement seeks to interpret the application of APB 25, especially in relation to modifications to the terms of stock awards and the scope of APB 25. When FIN 44 affects awards and modifications made after December 15, 1998, but before July 1, 2000, the effect of applying FIN 44 should only be recognized on a prospective basis. No additional compensation cost measured on the initial application of FIN 44 that is attributable to periods prior to July 1, 2000, should be recognized and, therefore, no adjustments should be made to financial statements for periods prior to July 1, 2000. Adoption of FIN 44 did not materially affect the results of operations or financial condition of the Company.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Interest income	$6,175,368	$6,101,766	$6,002,960	$5,750,187
Interest expense	3,859,295	3,636,233	3,303,874	2,843,776
Net interest income	2,316,073	2,465,533	2,699,086	2,906,411
Provision for loan losses	116,000	188,000	188,000	138,000
Noninterest income	991,610	866,089	925,876	897,962
Noninterest expense	2,335,412	2,412,868	2,508,699	2,565,265
Income tax expense	193,400	162,000	240,200	311,500
Net income	$ 662,871	$ 568,754	$ 688,063	$ 789,608
Per common share				
Net income:				
Basic	$.68	$.58	$.70	$.80
Diluted	.67	.58	.70	.79
Dividends	.09	.09	.09	.09
2000				
Interest income	$5,539,554	$5,707,795	$6,092,324	$6,205,952
Interest expense	3,314,333	3,469,832	3,954,884	4,076,386
Net interest income	2,225,221	2,237,963	2,137,440	2,129,566
Provision for loan losses	255,000	240,000	733,000	93,000
Noninterest income	508,461	548,570	612,226	712,919
Noninterest expense	1,988,238	2,023,127	2,136,356	2,214,998
Income tax expense	26,700	39,500	(210,400)	42,400
Net income	$ 463,744	$ 483,906	$ 90,710	$ 492,087
Per common share				
Net income:				
Basic	$ .47	$ .49	$ .09	$ .50
Diluted	.47	.49	.09	.50
Dividends	.09	.09	.09	.09

RBG & CO.

Independent Auditors' Report

Board of Directors
West Pointe Bancorp, Inc.
Belleville, Illinois

We have audited the accompanying consolidated balance sheets of West Pointe Bancorp, Inc. and subsidiary ("the Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the three years ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Pointe Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

St. Louis, Missouri
January 17, 2002

West Pointe Bancorp, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

Assets

	December 31, 2001	December 31, 2000
Cash and due from banks	**$ 11,162,097**	$ 10,760,405
Federal funds sold	—	2,600,000
Interest bearing due from banks	**9,119,540**	137,560
Time certificates of deposit	—	99,806
Investment securities:		
Available-for-sale, at fair value (cost of $128,272,156 and $116,432,183 at December 31, 2001 and 2000, respectively)	**128,728,724**	116,047,494
Held-to-maturity, at amortized cost (fair value of $2,801,697 at December 31, 2000)	—	2,821,121
Loans	**200,403,739**	189,424,671
Allowance for loan losses	**(2,224,352)**	(1,769,693)
Net loans	**198,179,387**	187,654,978
Accrued interest receivable	**2,055,512**	2,937,874
Real estate acquired by foreclosure	**156,153**	128,850
Bank premises and equipment	**11,777,085**	12,175,886
Income taxes receivable	—	371,562
Deferred tax asset, net	**421,890**	721,377
Other assets	**5,113,605**	4,598,630
Total Assets	**$366,713,993**	$341,055,543

Liabilities and Stockholders' Equity

	2001	2000
Liabilities		
Deposits:		
Noninterest bearing	**$ 37,542,385**	$ 31,169,626
Interest bearing	**284,558,338**	270,609,495
Total deposits	**322,100,723**	301,779,121
Securities sold under agreements to repurchase	**12,237,129**	9,808,316
Other borrowings	**1,487,500**	1,687,500
Federal Home Loan Bank advances	**5,000,000**	5,000,000
Accrued interest payable	**1,130,922**	1,462,917
Income taxes payable	**147,855**	—
Other liabilities	**1,222,142**	857,411
Total Liabilities	**343,326,271**	320,595,265
Stockholders' Equity		
Preferred stock, $1 par value — 50,000 shares authorized; none issued or outstanding at December 31, 2001 or 2000	—	—
Common stock, $1 par value — 10,000,000 shares authorized; 989,599 and 496,230 shares issued at December 31, 2001 and 2000, respectively	**989,599**	496,230
Surplus	**12,798,975**	12,752,840
Retained earnings	**9,653,576**	7,787,215
Treasury stock, 6,250 shares at cost	**(337,500)**	(337,500)
Accumulated other comprehensive income (loss)	**283,072**	(238,507)
Total Stockholders' Equity	**23,387,722**	20,460,278
Total Liabilities And Stockholders' Equity	**$366,713,993**	$341,055,543

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended December 31,		
	2001	2000	1999
Interest And Fee Income			
Interest and fees on loans	**$16,692,988**	$16,381,016	$13,430,674
Interest on U.S. Treasuries and agencies	**5,538,674**	5,261,872	3,856,155
Interest on state and municipal obligations	**1,321,270**	1,607,010	1,595,203
Interest on federal funds sold	**55,095**	269,175	252,615
Interest on deposits with banks	**422,254**	26,552	85,270
Total Interest And Fee Income	**24,030,281**	23,545,625	19,219,917
Interest Expense			
NOW, money market and savings deposits	**3,131,220**	3,897,516	2,544,418
Certificates of deposit	**9,680,977**	9,950,261	7,744,850
Securities sold under agreements to repurchase	**441,422**	489,942	320,261
Other borrowings	**104,137**	174,470	12,562
Federal Home Loan Bank advances	**285,422**	303,246	254,621
Total Interest Expense	**13,643,178**	14,815,435	10,876,712
Net Interest Income	**10,387,103**	8,730,190	8,343,205
Provision For Loan Losses	**630,000**	1,321,000	1,017,870
Net Interest Income After Provision For Loan Losses	**9,757,103**	7,409,190	7,325,335
Noninterest Income			
Service charges on deposits	**1,289,456**	997,942	821,725
Mortgage banking	**307,912**	207,346	411,953
Trust fees	**552,241**	395,279	309,718
Credit card income	**330,605**	274,543	223,645
Increase in cash surrender value of life insurance	**304,882**	149,923	70,718
Gain on sale of investment securities, net	**390,469**	32,451	26,378
Other	**505,972**	324,692	193,376
Total Noninterest Income	**3,681,537**	2,382,176	2,057,513
Noninterest Expenses			
Employee compensation and other benefits	**5,030,777**	4,101,680	3,510,251
Occupancy, net	**741,577**	565,704	410,158
Furniture and equipment	**555,886**	485,164	365,957
Data processing	**402,102**	367,236	323,011
Advertising	**325,355**	308,516	280,948
Other	**2,766,547**	2,534,419	2,048,748
Total Noninterest Expenses	**9,822,244**	8,362,719	6,939,073
Income Before Income Taxes	**3,616,396**	1,428,647	2,443,775
Income Tax Expense (Benefit)	**907,100**	(101,800)	354,100
Net Income	**$ 2,709,296**	$ 1,530,447	$ 2,089,675
Earnings Per Share — Basic	**$ 2.76**	$ 1.56	$ 2.25
Earnings Per Share — Diluted	**$ 2.73**	$ 1.55	$ 2.23

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended December 31,		
	2001	2000	1999
Net Income	**$2,709,296**	$1,530,447	$ 2,089,675
Other Comprehensive Income (Loss), Net Of Tax:			
Unrealized holding gains (losses) on securities available for sale (net of income taxes of $468,056 and $1,409,346 for 2001 and 2000, respectively, and net of income tax credits of $1,827,325 for 1999)	**763,670**	2,299,461	(2,981,425)
Less adjustment for realized gains included in net income (net of income taxes of $148,378, $12,331, and $10,024 for 2001, 2000 and 1999, respectively)	**(242,091)**	(20,120)	(16,354)
Other Comprehensive Income (Loss)	**521,579**	2,279,341	(2,997,779)
Comprehensive Income (Loss)	**$3,230,875**	$3,809,788	$ (908,104)

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2001, 2000 And 1999

	Preferred Stock		Common Stock				Treasury Stock		Accumulated Other	Total
	Shares	Amount	Shares	Amount	Surplus	Retained Earnings	Shares	Amount	Comprehensive Income (Loss)	Stockholders' Equity
Balance — January 1, 1999	—	$ —	442,768	$442,768	$ 9,974,682	$4,810,129	—	$ —	$ 479,931	$15,707,510
Issuance Of Common Stock	—	—	53,401	53,401	2,774,792	—	—	—	—	2,828,193
Dividends Paid	—	—	—	—	—	(309,877)	—	—	—	(309,877)
Purchase Of Treasury Stock	—	—	—	—	—	—	6,250	(337,500)	—	(337,500)
Net Income	—	—	—	—	—	2,089,675	—	—	—	2,089,675
Other Comprehensive Loss	—	—	—	—	—	—	—	—	(2,997,779)	(2,997,779)
Balance — December 31, 1999	—	—	496,169	496,169	12,749,474	6,589,927	6,250	(337,500)	(2,517,848)	16,980,222
Issuance Of Common Stock	—	—	61	61	3,366	—	—	—	—	3,427
Dividends Paid	—	—	—	—	—	(333,159)	—	—	—	(333,159)
Net Income	—	—	—	—	—	1,530,447	—	—	—	1,530,447
Other Comprehensive Income	—	—	—	—	—	—	—	—	2,279,341	2,279,341
Balance — December 31, 2000	—	—	496,230	496,230	12,752,840	7,787,215	6,250	(337,500)	(238,507)	20,460,278
Two-For-One Stock Split Effected In The Form Of A 100% Stock Dividend, Net	—	—	490,013	490,013	—	(490,013)	—	—	—	—
Issuance Of Common Stock	—	—	3,356	3,356	46,135	—	—	—	—	49,491
Dividends Paid	—	—	—	—	—	(352,922)	—	—	—	(352,922)
Net Income	—	—	—	—	—	2,709,296	—	—	—	2,709,296
Other Comprehensive Income	—	—	—	—	—	—	—	—	521,579	521,579
Balance — December 31, 2001	—	$ —	989,599	$989,599	$12,798,975	$9,653,576	6,250	$(337,500)	$ 283,072	$23,387,722

See the accompanying notes to consolidated financial statements.

West Pointe Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2001	2000	1999
Cash Flows From Operating Activities			
Net income	**$ 2,709,296**	$ 1,530,447	$ 2,089,675
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization:			
Bank premises and equipment	**627,463**	526,823	346,182
Discounts and premiums	**53,865**	(214,096)	(251,776)
Gain on sale of investment securities, net	**(390,469)**	(32,451)	(26,378)
Provision for loan losses	**630,000**	1,321,000	1,017,870
Change in assets and liabilities:			
(Increase) decrease in accrued interest receivable	**882,362**	(835,555)	(405,792)
Increase (decrease) in accrued interest payable	**(331,995)**	325,518	130,293
Increase (decrease) in income taxes, net	**499,226**	(327,023)	(248,931)
Net change in other assets and other liabilities	**154,638**	(22,327)	37,399
Net Cash Provided By Operating Activities	**4,834,386**	2,272,336	2,688,542
Cash Flows From Investing Activities			
Decrease in time certificates of deposit	**100,000**	167,389	90,781
Principal repayments on investment securities	**16,386,152**	3,043,135	2,342,463
Sales of investment securities available for sale	**24,297,775**	26,765,836	7,442,659
Maturities of investment securities available for sale	**53,781,000**	24,469,000	13,627,000
Purchases of investment securities available for sale	**(103,147,369)**	(60,597,797)	(53,068,649)
Net increase in loans	**(11,221,971)**	(16,623,691)	(34,683,694)
Purchases of life insurance policies	**—**	(3,482,100)	—
Increase in cash surrender value of life insurance policies	**(304,882)**	(149,923)	(70,718)
Sales of real estate acquired by foreclosure	**40,259**	373,500	203,553
Purchases of bank premises and equipment	**(228,662)**	(3,840,967)	(2,889,175)
Net Cash Used In Investing Activities	**(20,297,698)**	(29,875,618)	(67,005,780)
Cash Flows From Financing Activities			
Net increase in noninterest bearing deposits	**6,372,759**	3,819,008	1,590,078
Net increase in interest bearing deposits	**13,948,843**	18,817,798	54,265,141
Net increase in securities sold under agreements to repurchase	**2,428,813**	2,870,116	1,978,498
Increase (decrease) in other borrowings	**(200,000)**	(150,000)	1,837,500
Proceeds from FHLB advances	**—**	5,000,000	5,000,000
Repayments of FHLB advances	**—**	(5,000,000)	(5,000,000)
Proceeds from issuance of common stock	**49,491**	3,427	2,828,193
Purchase of treasury stock	**—**	—	(337,500)
Dividends paid	**(352,922)**	(333,159)	(309,877)
Net Cash Provided By Financing Activities	**22,246,984**	25,027,190	61,852,033
Net Increase (Decrease) In Cash And Cash Equivalents	**6,783,672**	(2,576,092)	(2,465,205)
Cash And Cash Equivalents — Beginning Of Year	**13,497,965**	16,074,057	18,539,262
Cash And Cash Equivalents — End Of Year	**$ 20,281,637**	$ 13,497,965	$ 16,074,057
Supplemental Disclosure Of Cash Flow Information			
Interest paid	**$ 13,975,173**	$ 14,489,917	$ 10,746,419
Income taxes paid	**406,513**	311,000	601,183
Noncash investing and financing activities:			
Investment securities transferred to available for sale	**2,821,121**	—	—
Noncash transfer of loans to real estate acquired by foreclosure	**85,000**	128,850	408,883

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary Of Significant Accounting Policies

General

The accompanying consolidated financial statements of West Pointe Bancorp, Inc. ("the Parent Company"), and its wholly-owned subsidiary, West Pointe Bank And Trust Company ("the Bank"), have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to practices prevalent among financial institutions.

The Bank is an Illinois banking organization which operates from five community banking locations in Illinois. The Bank provides a full range of banking services to individual and corporate customers in the St. Louis, Missouri metropolitan area. The Bank is subject to intense competition from other financial institutions. The Bank also is subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

Statement of Financial Accounting Standards (SFAS) No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* requires business segments to be reported based on the way management organizes segments within an organization for making operating decisions and assessing performance. Management has not included disclosures regarding specific segments since management makes operating decisions and assesses performance based on West Pointe Bancorp, Inc. and subsidiary ("the Company") as a whole.

Consolidation

The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

Accounting Reclassifications

Certain 2000 and 1999 amounts have been reclassified where appropriate to conform to the consolidated financial statement presentation used in 2001.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Consolidated Statements Of Comprehensive Income

SFAS No. 130, *"Reporting Comprehensive Income,"* establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements, and requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet.

Cash And Cash Equivalents

For purposes of the consolidated statements of cash flows, noninterest bearing due from bank balances, interest bearing due from bank balances and federal funds sold are considered to be cash equivalents.

Fair Value Of Financial Instruments

SFAS No. 107, "*Disclosures About Fair Value of Financial Instruments*,"requires that the estimated fair value of the Company's financial instruments be disclosed. Fair value estimates of financial instruments are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings or a significant portion of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, some fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect these estimates. Fair value estimates are presented for existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Investment Securities

The Company classifies its investment securities as either available for sale or held to maturity.

Held-to-maturity securities are those debt securities in which the Company has the ability and intent to hold until maturity. All other debt securities not included in held to maturity and all equity securities are classified as available for sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as other comprehensive income.

A decline in the market value of any security below cost that is deemed to be "other than temporary" results in a charge to earnings and the establishment of a new cost basis for the security.

Premiums and discounts are amortized over the lives of the respective securities as an adjustment to yield using a method which approximates level yield. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of securities sold.

Mortgage Loans Held For Sale

The Company originates certain loans which are to be sold in the secondary mortgage market. Mortgage loans held for sale are carried at the lower of aggregate cost or market value.

Loans Held For Investment

Loans held for investment are carried at cost, as management has determined the Company has the ability to hold them to maturity and because it is management's intention to hold loans receivable for the foreseeable future. Interest is credited to income as earned; however, interest receivable is accrued only if deemed collectible. Loans are placed on nonaccrual status when management believes that the borrower's financial condition, after consideration of economic conditions and collection efforts, is such that collection of principal and/or interest is doubtful. Payments received on nonaccrual loans are recorded as principal reductions. A loan remains on nonaccrual status until the loan is current as to payment of both principal and interest and management determines that the financial condition of the borrower has improved to the extent that both principal and interest are deemed collectible.

A loan is considered impaired when it is probable the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment can be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of loans for which terms have been modified in a troubled-debt restructuring is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

The Company applies the recognition criteria for impaired loans to restructured loans and all non-accrual multi-family residential loans, commercial real estate loans and commercial loans. Smaller balance, homogeneous loans, including one-to-four family residential loans and consumer loans, are collectively evaluated for impairment. Interest income on impaired loans is recognized on a cash basis.

Allowance For Loan Losses

The balance in the allowance is at a level considered adequate to provide for potential loan losses based on management's evaluation of the anticipated impact on the loan portfolio of current economic conditions, changes in the character and size of the portfolio, past and expected future loss experience of similar banks and other pertinent factors. Credits deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance. Regulatory agencies, as a regular and integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

Real Estate Acquired By Foreclosure

Real estate acquired by foreclosure is initially recorded on an individual property basis at estimated fair value, less cost to sell, on the date of foreclosure, thus establishing a new cost basis. Subsequent to foreclosure, real estate is periodically evaluated by management and a valuation allowance is established if the estimated fair value, less costs to sell, of the property declines. Subsequent increases in fair value are recorded through a reversal of the valuation allowance, but not below zero. Costs incurred in maintaining the properties are charged to expense.

Profit on sales of foreclosed real estate is recognized when title has passed, minimum down payment requirements have been met, the terms of any notes received by the Company are such to satisfy continuing payment requirements and the Company is relieved of any requirement for continued involvement in the real estate. Otherwise, recognition of profit is deferred until such criteria are met.

Bank Premises And Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods. The assets are depreciated over the following periods:

Buildings and leasehold improvements	39 years
Furniture and equipment	5-10 years

Securities Sold Under Agreements To Repurchase

The Company enters into sales of securities under agreements to repurchase (repurchase agreements) at a specified date. Such repurchase agreements are considered financing arrangements, and, accordingly, the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by investment securities.

Advertising

Advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2001, 2000 and 1999 amounted to $325,355, $308,516 and $280,948, respectively.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Option Plan

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company has also adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied for employee stock option grants. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The computation of diluted EPS is similar except diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

2. Earnings Per Share

The computation of EPS is summarized as follows:

	2001	2000	1999
Basic EPS:			
Net income	**$2,709,296**	$1,530,447	$2,089,675
Weighted average common shares outstanding	**980,513**	979,880	929,223
Basic EPS	**$ 2.76**	$ 1.56	$ 2.25
Diluted EPS:			
Net income	**$2,709,296**	$1,530,447	$2,089,675
Weighted average common shares outstanding	**980,513**	979,880	929,223
Dilutive potential due to stock options	**11,670**	7,402	5,998
Weighted average number of common shares and dilutive potential common shares outstanding	**992,183**	987,282	935,221
Diluted EPS	**$ 2.73**	$ 1.55	$ 2.23

On June 13, 2001, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. The dividend was distributed on July 2, 2001 to shareholders of record as of June 14, 2001. As a result of the stock split, the consolidated financial statements reflect an increase in the number of issued shares of common stock and the transfer of the par value of the additional shares from retained earnings. Treasury shares were not split. All references to the number of shares (other than common stock issued on the December 31, 2000 consolidated balance sheet and the 1999 and 2000 balances reflected on the consolidated statement of stockholders' equity), per share amounts, cash dividends, and any other reference to shares in the consolidated financial statements and these notes to consolidated financial statements, unless otherwise noted, have been adjusted to reflect the split on a retroactive basis. Previously awarded stock options have been adjusted or amended to reflect the split.

3. Investment Securities

Available For Sale

The amortized cost and fair value of available-for-sale investments in debt and equity securities are summarized as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. government corporations and agencies	$ 7,720,423	$ 144,633	$ (18,750)	$ 7,846,306
Mortgage-backed securities	83,763,757	505,462	(245,721)	84,023,498
Obligations of states and political subdivisions	30,500,476	198,514	(130,820)	30,568,170
Total Debt Securities	121,984,656	848,609	(395,291)	122,437,974
Equity securities	6,287,500	3,250	—	6,290,750
	$128,272,156	$ 851,859	$ (395,291)	$128,728,724

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. government corporations and agencies	$ 74,481,192	$ 372,934	$ (576,246)	$ 74,277,880
Mortgage-backed securities	11,414,994	65,558	(110,844)	11,369,708
Obligations of states and political subdivisions	29,417,797	89,432	(223,898)	29,283,331
Total Debt Securities	115,313,983	527,924	(910,988)	114,930,919
Equity securities	1,118,200	—	(1,625)	1,116,575
	$116,432,183	$ 527,924	$ (912,613)	$116,047,494

Available-for-sale securities carried at approximately $71,302,000 and $54,933,000, at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of available-for-sale debt securities by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The equity securities have no maturity dates and therefore, have been excluded.

	December 31, 2001	
	Amortized Cost	Fair Value
Due in one year or less	$ 207,000	$ 208,020
Due after one year through five years	5,535,666	5,622,594
Due after five years through ten years	31,677,634	31,803,307
Due after ten years	800,599	780,555
Mortgage-backed securities	83,763,757	84,023,498
	$121,984,656	$122,437,974

Proceeds from sales of available-for-sale debt securities were $24,297,775, $26,765,836 and $7,442,659 in 2001, 2000 and 1999, respectively.

Gross realized gains and gross realized losses on sales of available-for-sale debt securities are summarized as follows:

	2001	2000	1999
Gross realized gains	**$392,275**	$ 46,435	$ 43,253
Gross realized losses	**(1,806)**	(13,984)	(16,875)
	$390,469	$ 32,451	$ 26,378

Held To Maturity

The amortized cost and fair value of held-to-maturity investments in debt securities are summarized as follows:

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$2,821,121	$ —	$ (19,424)	$2,801,697

Held-to-maturity securities carried at approximately $1,328,000 at December 31, 2000, were pledged to secure public deposits and for other purposes required or permitted by law.

There were no held-to-maturity investments in debt securities at December 31, 2001.

4. Loans

Loans consist of:

	2001	2000
Commercial loans	**$ 48,560,141**	$ 45,889,923
Commercial real estate loans	**75,352,452**	70,523,998
Real estate construction loans	**9,816,970**	9,953,117
Residential real estate loans	**53,548,197**	51,457,872
Consumer loans	**11,699,831**	11,466,561
Mortgage loans held for sale	**1,426,148**	133,200
Total Loans	**200,403,739**	189,424,671
Less: Allowance for loan losses	**2,224,352**	1,769,693
	$198,179,387	$187,654,978

A summary of activity in the allowance for loan losses follows:

	2001	2000	1999
Balance — beginning of year	**$1,769,693**	$ 1,687,021	$1,342,000
Provision charged to operations	**630,000**	1,321,000	1,017,870
Charge-offs	**(369,152)**	(1,276,210)	(710,593)
Recoveries	**193,811**	37,882	37,744
Balance — end of year	**$2,224,352**	$ 1,769,693	$1,687,021

The following table lists information related to nonperforming loans:

	2001	2000
Loans on nonaccrual status	**$ 421,662**	$159,756
Accruing loans past due 90 days or more	**370,080**	685,344
Troubled debt restructurings	**314,230**	—
	$1,105,972	$845,100
Interest that would have been recognized on nonaccrual loans and troubled debt restructurings in accordance with their original terms	**$ 64,600**	$ 32,531
Actual interest recorded for nonaccrual loans and troubled debt restructurings	**43,368**	—

A portion of the allowance for loan losses is allocated to loans deemed impaired. All impaired loans are included in nonperforming loans. Information on these loans and their related allowance for loan losses is as follows:

	2001		2000		1999	
	Recorded Investment	**Valuation Allowance**	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired loans:						
Valuation allowance required	**$1,007,821**	**$130,641**	$148,247	$148,000	$ 858,600	$218,600
No valuation allowance required	—	—	—	—	468,737	—
Total impaired loans	**$1,007,821**	**$130,641**	$148,247	$148,000	$1,327,337	$218,600
Average balance of impaired loans during the year	**$ 621,274**		$575,499		$1,113,124	
Interest income recognized on impaired loans during the year	**86,502**		2,011		34,677	

5. Bank Premises And Equipment

Bank premises and equipment consist of:

	2001	2000
Land	**$ 1,546,427**	$ 1,546,427
Buildings	**8,667,812**	8,642,194
Leasehold improvements	**683,198**	683,198
Furniture and equipment	**3,403,323**	3,212,169
Automobiles	**90,980**	90,980
Construction in progress	**16,768**	4,878
	14,408,508	14,179,846
Less: Accumulated depreciation and amortization	**2,631,423**	2,003,960
	$11,777,085	$12,175,886

Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 amounted to $627,463, $526,823 and $346,182, respectively.

The Company is obligated under a long-term lease agreement for the Bank's branch location in Columbia, Illinois through November 2007 with four five-year options. The lease provides that the Company may use and occupy the premises only for the purpose of maintaining and operating a branch bank. The lease calls for monthly rental payments of $3,960.

Minimum lease payments at December 31, 2001 are due as follows:

Year	Amount
2002	$ 47,520
2003	47,520
2004	47,520
2005	47,520
2006	47,520
Thereafter	43,560
	$281,160

Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to $105,077, $92,651 and $82,136, respectively.

6. Deposits

Deposits consist of:

	2001	2000
Noninterest bearing deposits:		
Demand deposit accounts	**$ 37,542,385**	$ 31,169,626
Interest bearing deposits:		
Demand deposit accounts (NOW)	**28,207,167**	42,429,255
Money market accounts	**43,828,534**	33,187,179
Savings	**47,723,485**	26,732,580
Certificates of deposit, $100,000 and over	**52,471,328**	45,353,042
Other certificates of deposit	**112,327,824**	122,907,439
Total interest bearing deposits	**284,558,338**	270,609,495
Total Deposits	**$322,100,723**	$301,779,121

The scheduled maturities of certificates of deposit, $100,000 and over and other certificates of deposit, were as follows:

Year	Amount
2002	$141,040,437
2003	13,302,403
2004	4,985,661
2005	1,099,998
2006	4,370,653
	$164,799,152

7. Securities Sold Under Agreements To Repurchase

Securities sold under agreements to repurchase (repurchase agreements) are treated as financing arrangements and other obligations to repurchase securities sold are reflected as a liability. The repurchase agreements generally mature within one year. The investment securities underlying the repurchase agreements were held by a designated safekeeping agent.

The average balance and maximum amount outstanding at any month-end of repurchase agreements for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
Average balance outstanding	**$11,539,892**	$ 9,576,456	$7,221,406
Maximum month-end balance outstanding	**$14,915,710**	$10,827,178	$8,439,673

8. Other Borrowings

On December 7, 1999, the Company entered into a revolving line of credit with an unaffiliated bank which provides for financing of up to $2,500,000 at a variable rate of interest. The line of credit was payable on demand and has since been increased to $5,000,000. The Company has extended the term of the line of credit such that if no demand for payment is made, any outstanding principal balance is due on January 7, 2003. The line of credit is secured by 350,000 shares of Bank common stock. At December 31, 2001 and 2000, advances on the line of credit totaled $1,487,500 and $1,687,500, respectively, and interest rates were 4.25% and 9.0%, respectively.

9. Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank of Chicago (FHLB) totaled $5,000,000 at both December 31, 2001 and 2000. In December 1999, the Company entered into an advance agreement with the FHLB for $5,000,000. This FHLB advance has an interest rate of 5.63% and matures on December 13, 2004. Beginning on December 13, 2000, the FHLB has the right to call the advance in whole or in part on a quarterly basis until it matures. Advances from the FHLB are secured by a blanket lien on qualifying first mortgage loans.

10. Income Taxes

The composition of income tax expense (benefit) is as follows:

	2001	2000	1999
Current			
Federal	**$927,291**	$ 189,414	$465,273
State	**—**	(211,000)	(12,500)
	927,291	(21,586)	452,773
Deferred			
Federal	**(20,191)**	(80,214)	(98,673)
	$907,100	$(101,800)	$354,100

The components of deferred tax assets and deferred tax liabilities are summarized as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	**$ 573,308**	$ 438,530
Alternative minimum tax credits	**97,715**	241,243
Deferred compensation	**289,500**	212,557
Available-for-sale securities market valuation	**—**	146,182
Total deferred tax assets	**960,523**	1,038,512
Deferred tax liabilities:		
Depreciation on bank premises and equipment	**(340,292)**	(263,935)
Accumulated market discount	**(21,204)**	(44,097)
Available-for-sale securities market valuation	**(173,496)**	—
Other	**(3,641)**	(9,103)
Total deferred tax liabilities	**(538,633)**	(317,135)
	$ 421,890	$ 721,377

The realization of the Company's net deferred tax assets is based on the expectation of future taxable income and the utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that the Company will realize the net deferred tax asset of $421,890 at December 31, 2001. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized.

The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate of 34%:

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Expected tax expense	**$1,229,575**	**34.0**	$ 485,740	34.0	$ 830,884	34.0
Items affecting federal income tax rate:						
State income taxes	**—**	**—**	(139,260)	(9.7)	(8,250)	(0.3)
Tax-exempt interest	**(381,884)**	**(10.5)**	(444,321)	(31.1)	(469,262)	(19.2)
Other	**59,409**	**1.6**	(3,959)	(0.3)	728	—
	$ 907,100	**25.1**	$(101,800)	(7.1)	$ 354,100	14.5

11. Employee Benefit Plans

During 1992, the Company established a qualified, noncontributory, trusteed Retirement Savings Plan covering eligible full-time employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. The Company is under no obligation to make contributions to the plan. The employees may make voluntary contributions subject to certain limitations. The Board of Directors approved the accrual of a contribution to the Retirement Savings Plan in the amount of $72,000, $60,000 and $55,267 in 2001, 2000 and 1999, respectively.

In 1992, the Company established a deferred compensation plan for the Company's Board of Directors. The plan is being funded through life insurance policies purchased and owned by the Company. The expense related to the deferred compensation plan totaled $131,708, $118,455 and $95,489 in 2001, 2000 and 1999, respectively. The deferred compensation accrual is included in other liabilities in the consolidated balance sheets and amounted to $685,216 and $553,508 at December 31, 2001 and 2000, respectively.

In 2000, the Company established a deferred compensation plan for the Company's president. The plan is being funded through life insurance policies purchased and owned by the Bank. The expense related to the deferred compensation plan totaled $70,773 and $5,852 in 2001 and 2000, respectively.

12. Stock Option Plan

During 1998, the Company adopted the 1998 Stock Option Plan (the Plan). The Plan was amended in 2000 to increase the number of options that may be granted from 50,000 to 250,000 shares of common stock to directors and employees in key management positions to encourage such directors and key employees to remain with the Company. Interest in the Plan for each participant vests in five equal installments from the date options are granted. The maximum term of the options is 10 years. On January 10, 2001 and December 12, 2001, 22,000 and 35,000 additional shares, respectively, were granted at exercise prices of $27.50 and $30.25, respectively. Activity within the Plan is summarized as follows:

	2001		2000		1999	
	Number Of Shares	**Weighted Average Exercise Price**	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding at January 1	**78,000**	**$23.15**	50,000	$21.00	27,000	$20.00
Granted	**57,000**	**29.19**	28,000	27.00	27,000	22.00
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	(4,000)	21.00
Outstanding at December 31	**135,000**	**$25.70**	78,000	$23.15	50,000	$21.00

At December 31, 2001, 2000 and 1999, 30,600, 15,000 and 5,000 stock options were exercisable, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$20.00 — $30.25	135,000	8.22	$25.70	30,600	$21.93

The Company applies APB opinion No. 25 in accounting for stock options and, accordingly, no compensation cost has been recognized in the consolidated financial statements. Had the Company determined compensation cost for stock options granted in 2001, 2000 and 1999 based on the fair value at the grant date under SFAS No. 123, the Company's net income in 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income:			
As reported	**$2,709,296**	$1,530,447	$2,089,675
Pro forma	**2,569,471**	1,456,018	2,049,254
Earnings per share — basic:			
As reported	**$ 2.76**	$ 1.56	$ 2.25
Pro forma	**2.62**	1.49	2.21
Earnings per share — diluted:			
As reported	**$ 2.73**	$ 1.55	$ 2.23
Pro forma	**2.59**	1.47	2.19

The per share fair values of stock options granted in 2001, 2000 and 1999 were estimated on the date of grant at $9.36, $10.03 and $6.46, respectively, using the Black-Scholes option-pricing model. The following assumptions were used to determine the per share fair value of the stock options granted in 2001, 2000 and 1999: dividend yield of 1.3% for each year; risk-free interest rate of 5.0%, 6.6% and 4.6%, respectively; and an estimated life of 7 years for each grant. The Company did not consider the expected volatility of its common stock over the estimated life of the options granted in 2001, 2000 or 1999 since its common stock is not traded publicly.

13. Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably, from the position of the Company, since the time the commitment was made. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include commercial real estate, accounts receivable, inventory, equipment and residential real estate.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support contractual obligations of Bank customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2001 and 2000, the Company had outstanding commitments to extend credit of approximately $29,301,000 and $28,909,000, respectively. In addition, the Company had commitments on standby letters of credit of approximately $4,692,000 and $4,225,000 at December 31, 2001 and 2000, respectively.

14. Concentrations Of Credit

Substantially all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of the loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

15. Related Party Transactions

Certain executive officers and directors were indebted to the Company for loans in the aggregate amount of $6,422,210 and $5,764,622 at December 31, 2001 and 2000, respectively. Following is a summary of activity for 2001 of loans made by the Company to executive officers and directors or to entities in which such individuals had a beneficial interest. Such loans were made in the normal course of business on substantially the same terms, including interest and collateral requirements, as those prevailing at the same time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectibility or present unfavorable features.

Balance at January 1, 2001	$ 5,764,622
New loans	4,352,575
Payments received	(3,694,987)
Balance at December 31, 2001	$ 6,422,210

16. Fair Value Of Financial Instruments

The estimated fair values of the Company's financial instruments were as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	**$ 11,162,097**	**$ 11,162,097**	$ 10,760,405	$ 10,760,405
Federal funds sold	**—**	**—**	2,600,000	2,600,000
Interest bearing due from banks	**9,119,540**	**9,119,540**	137,560	137,560
Time certificates of deposit	**—**	**—**	99,806	99,806
Available-for-sale securities	**128,728,724**	**128,728,724**	116,047,494	116,047,494
Held-to-maturity securities	**—**	**—**	2,821,121	2,801,697
Loans	**198,179,387**	**199,345,221**	187,654,978	187,370,687
Financial liabilities:				
Deposits	**322,100,723**	**322,515,739**	301,779,121	302,135,739
Securities sold under agreements to repurchase	**12,237,129**	**12,237,129**	9,808,316	9,808,316
Other borrowings	**1,487,500**	**1,487,500**	1,687,500	1,687,500
FHLB advances	**5,000,000**	**5,287,417**	5,000,000	5,036,385

The following methods and assumptions were used to estimate fair value of each class of financial instrument listed above:

Cash And Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, interest bearing due from banks, and federal funds sold. The carrying value is considered a reasonable estimate of fair value of these financial instruments due to their short-term nature.

Time Certificates Of Deposit

The carrying value is considered a reasonable estimate of fair value of the financial instrument.

Investment Securities

Fair values are based on quoted market prices or dealer quotes.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential real estate, commercial real estate, and consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions.

Deposits

The fair value of deposits with no stated maturity, such as noninterest bearing checking accounts, NOW accounts, money market deposit accounts, and savings accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit, all of which have stated maturities, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold Under Agreements to Repurchase and Other Borrowings

The carrying value is considered a reasonable estimate of fair value of these financial instruments due to original maturities generally not exceeding one year.

FHLB Advances

The fair value of FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.

17. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent financial report filed with the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that most recent filing that management believes have changed the institution's category.

The capital amounts and ratios for the Company and the Bank are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total capital (to risk-weighted assets):						
Company	$25,330,465	10.84%	≥ $18,698,577	≥ 8.00%	NA	NA
Bank	26,559,355	11.36	≥ 18,698,577	≥ 8.00	≥ $23,373,222	≥ 10.00%
Tier 1 capital (to risk-weighted assets):						
Company	23,104,650	9.89	≥ 9,349,289	≥ 4.00	NA	NA
Bank	24,333,540	10.41	≥ 9,349,289	≥ 4.00	≥ 14,023,933	≥ 6.00
Tier 1 capital (to average assets):						
Company	23,104,650	6.32	≥ 14,618,404	≥ 4.00	NA	NA
Bank	24,333,540	6.66	≥ 14,616,477	≥ 4.00	≥ 18,270,596	≥ 5.00
As of December 31, 2000						
Total capital (to risk-weighted assets):						
Company	22,467,471	10.11	≥ 17,772,383	≥ 8.00	NA	NA
Bank	23,893,830	10.76	≥ 17,770,159	≥ 8.00	≥ 22,212,698	≥ 10.00
Tier 1 capital (to risk-weighted assets):						
Company	20,697,778	9.32	≥ 8,886,191	≥ 4.00	NA	NA
Bank	22,124,137	9.96	≥ 8,885,079	≥ 4.00	≥ 13,327,619	≥ 6.00
Tier 1 capital (to average assets):						
Company	20,697,778	6.02	≥ 13,742,950	≥ 4.00	NA	NA
Bank	22,124,137	6.44	≥ 13,742,002	≥ 4.00	≥ 17,177,502	≥ 5.00

18. Contingent Liabilities

The Company is involved in various litigations arising in the ordinary course of business. In the opinion of management, at the present time, disposition of the suits and claims will not have a material effect on the financial position of the Company.

19. Parent Company Financial Information

The following are condensed balance sheets as of December 31, 2001 and 2000 and condensed statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999 for West Pointe Bancorp, Inc. (parent company only):

Condensed Balance Sheets

	2001	2000
Assets		
Cash and due from banks	**$ 259,665**	$ 233,387
Investment in subsidiary	**24,616,613**	21,886,638
Other assets	**16,000**	27,800
Total Assets	**$24,892,278**	$22,147,825
Liabilities And Stockholders' Equity		
Other borrowings	**$ 1,487,500**	$ 1,687,500
Other liabilities	**17,056**	47
Stockholders' equity	**23,387,722**	20,460,278
Total Liabilities And Stockholders' Equity	**$24,892,278**	$22,147,825

Condensed Statements of Income

	2001	2000	1999
Distributed income from subsidiary	**$ 655,455**	$ 693,028	$ 309,877
Interest expense	**(104,062)**	(156,111)	(805)
Other expense	**(148,492)**	(183,380)	(84,743)
Income before income tax benefit and equity in undistributed income of subsidiary	**402,901**	353,537	224,329
Income tax benefit	**98,000**	131,800	33,200
Income before equity in undistributed income of subsidiary	**500,901**	485,337	257,529
Equity in undistributed income of subsidiary	**2,208,395**	1,045,110	1,832,146
Net income	**$2,709,296**	$1,530,447	$2,089,675

Condensed Statements of Cash Flows

	2001	2000	1999
Cash Flows From Operating Activities			
Net income	**$ 2,709,296**	$ 1,530,447	$ 2,089,675
Equity in undistributed income of subsidiary	**(2,208,395)**	(1,045,110)	(1,832,146)
Other, net	**28,808**	9,671	23,942
Net Cash Provided By Operating Activities	**529,709**	495,008	281,471
Cash Flows From Investing Activities			
Capital contributions to subsidiary	**—**	—	(4,320,000)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	**49,491**	3,427	2,828,193
Purchase of treasury stock	—	—	(337,500)
Dividends paid	**(352,922)**	(333,159)	(309,877)
Increase (decrease) in other borrowings	**(200,000)**	(150,000)	1,837,500
Net Cash Provided By (Used In) Financing Activities	**(503,431)**	(479,732)	4,018,316
Net Increase (Decrease) In Cash And Cash Equivalents	**26,278**	15,276	(20,213)
Cash And Cash Equivalents — Beginning Of Year	**233,387**	218,111	238,324
Cash And Cash Equivalents — End Of Year	**$ 259,665**	$ 233,387	$ 218,111



DIRECTORS

Seated, Left to Right:
Harry E. Cruncleton, Edward J. Szewczyk, M.D., William C. Allison, C.P.A.

Standing, Left to Right:
Jack B. Haydon, David G. Embry, Wayne W. Weeke, Terry W. Schaefer, Charles G. Kurrus, III

WILLIAM C. ALLISON, C.P.A.
Retired Managing Partner,
Allison, Knapp and Siekmann

HARRY E. CRUNCLETON
Chairman of the Board

DAVID G. EMBRY
President, C-Mac, Inc.

JACK B. HAYDON
President, Reese Construction Company

CHARLES G. KURRUS, III
President, Kurrus Funeral Home

TERRY W. SCHAEFER
President and
Chief Executive Officer

EDWARD J. SZEWCZYK, M.D.
Medical Doctor, private practice,
Ophthalmology

WAYNE W. WEEKE
Retired President,
Weeke Wholesale Company



WEST POINTE BANK AND TRUST COMPANY
TRUST COMMITTEE

Seated, Left to Right:
Jack B. Haydon, Harry E. Cruncleton,
Edward J. Szewczyk, M.D., William C. Allison, C.P.A.

Standing, Left to Right:
Garrett C. Reuter, Robert G. Cady, Wayne W. Weeke,
David G. Embry, Terry W. Schaefer, Charles G. Kurrus, III

Not pictured:
Quinten E. Spivey



WEST POINTE BANK AND TRUST COMPANY

OFFICERS

HARRY E. CRUNCLETON
Chairman of the Board

TERRY W. SCHAEFER
President and Chief Executive Officer

BRUCE A. BONE
Executive Vice President and Chief Financial Officer

J. E. CRUNCLETON
Corporate Secretary and Marketing Director

JAMES W. KUEHN
Senior Vice President/Loans

ROBERT G. CADY
Senior Vice President and Trust Officer

QUINTEN E. SPIVEY
Senior Vice President and Trust Officer

ALBERT A. MILLER
Senior Vice President/Operations

GEORGE W. OBERNAGEL, III
Vice President and Trust Officer

BONNIE M. HETTENHAUSEN
Vice President/Loans

SHARON L. CLEVELAND
Vice President/Mortgage Loans

M. TODD BERNHARDT
Vice President and Financial Advisor

GLENNON A. ALBERS
Vice President and Branch Manager

DALE A. HOEPFINGER
Vice President and Branch Manager

MELVIN M. EMBRICH
Vice President/Loans

PATRICIA A. HOFFMANN
Controller

LOIS A. ELDER
Assistant Vice President and Senior Program Director

WILLIAM M. METZGER
Assistant Vice President and Branch Manager

VICKI R. FOSTER
Assistant Vice President and Branch Manager

KORY A. KUNZE
Assistant Vice President/ Retail Banking

TRACEY J. HARTMANN
Assistant Vice President and Trust Officer

DEBORAH M. LEHMKUHL
Assistant Vice President/ Mortgage Loans

CYNTHIA L. HEGGEMEIER
Senior Credit Analyst

KATHLEEN A. CHRISTOPHER
Assistant Vice President/Human Resource Director

RAMONA L. GEBAUER
Compliance Officer and Internal Auditor

MOLLY M. WATKINS
Operations Officer

KIMBERLY A. STEPHENS
Senior Network Administrator

RITA M. POETTKER
Mortgage Loan Officer

DEBRA S. GUENTHER
Loan Officer



WEST POINTE BANK AND TRUST COMPANY ADVANTAGE POINTE ADVISORY BOARD

Seated, Left to Right:
June Johnson, Fern Hettenhausen and Betty Sotiropoulos

Standing, Left to Right:
Junior Geller, Ray Adams, Sandra Parks, Paul Holdener, M.D., Betty Cohn, Milton Smith and William James, III

Not pictured:
Donald Jerome, M.D. and Margaret Beaird

(This page intentionally left blank)

Stockholder Information

CORPORATE HEADQUARTERS

5701 West Main Street
Belleville, IL 62226
(618) 234-5700

ANNUAL MEETING

Wednesday, April 10, 2002
10:00 A.M.
St. Clair Country Club
South 78th Street
Belleville, IL 62223

INDEPENDENT AUDITORS

Rubin, Brown, Gornstein & Co. LLP
230 South Bemiston Avenue
St. Louis, MO 63105

TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard,
Suite 903
Chicago, IL 60606-6905

GENERAL INQUIRIES AND REPORTS

A copy of the Company's 2001 Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by written request of shareholders to:
Harry Cruncleton, Chairman
West Pointe Bancorp, Inc.
5701 West Main Street
Belleville, IL 62226

FDIC Disclaimer

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.

